Sun Life Financial Inc.

Management’s Discussion and Analysis

for the Year Ended December 31, 2004

February 14, 2005

Management’s Discussion and Analysis

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS	1
ENTERPRISE MISSION, VISION AND STRATEGY	2
FINANCIAL PERFORMANCE AND OBJECTIVES	3
OVERVIEW OF BUSINESS	4
PERFORMANCE OVERVIEW	5
CONSOLIDATED RESULTS OF OPERATIONS	7
QUARTERLY INFORMATION	9
NON-GAAP FINANCIAL MEASURES	10
SUN LIFE FINANCIAL CANADA	11
SUN LIFE FINANCIAL UNITED STATES	17
MFS INVESTMENT MANAGEMENT	22
SUN LIFE FINANCIAL ASIA	24
SUN LIFE FINANCIAL UNITED KINGDOM	27
CORPORATE CAPITAL	28
CORPORATE DEVELOPMENTS	29
CRITICAL ACCOUNTING ESTIMATES	30
ACCOUNTING POLICIES	33
RISK MANAGEMENT	34
INVESTMENTS	37
FINANCIAL POSITION AND LIQUIDITY	40
LEGAL AND REGULATORY PROCEEDINGS	46
ADDITIONAL INFORMATION	46

In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2004 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2004 is not available, information available for the latest period before December 31, 2004 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Further information is available in SLF Inc.’s Annual Information Form (AIF) for the year ended December 31, 2004, filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (the SEC), which may be accessed at www.sec.gov.

Use of Non-GAAP Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian GAAP, including earnings, earnings per share (EPS) and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings and other financial measures based on operating earnings, such as operating EPS and operating ROE. These non-GAAP financial measures exclude certain special items that are not operational or ongoing in nature. Management also uses financial performance measures which exclude the impact of currency fluctuations during the period for which a comparison is made. These amounts are determined by reference to the exchange rates of the corresponding periods. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing business operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as alternative to measures of financial performance determined in accordance with GAAP.

Additional information concerning the Company’s use of non-GAAP financial measures and a reconciliation of those non-GAAP measures to the most directly comparable GAAP measures is included in this MD&A under the heading “Non-GAAP Financial Measures” on page 10.

Sun Life Financial Inc.

Management’s Discussion and Analysis

Forward-looking Statements

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Sun Life Financial set out under “Enterprise Mission, Vision and Strategy”, “Overview of Business”, “Performance Overview”, “Sun Life Financial Canada”, “Sun Life Financial United States”, “MFS Investment Management”, “Sun Life Financial Asia”, “Sun Life Financial United Kingdom”, “Corporate Capital”, “Investments” and “Financial Position and Liquidity”. These statements are not historical facts but instead represent only Sun Life Financial’s expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of SLF Inc. may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under “Risk Factors” contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto. SLF Inc. does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc.

Management’s Discussion and Analysis

FINANCIAL HIGHLIGHTS

(in millions of Canadian dollars, except earnings and dividends per share)	2004	2003	2002(1)

Shareholders’ Net Income
- Operating(2)	1,740	1,520	1,260
- Reported	1,681	1,309	998
Basic Earnings per Share (EPS)
- Operating(2)	2.91	2.50	2.32
- Reported	2.81	2.15	1.84
Return on Shareholders’ Equity (ROE)
- Operating(2)	12.0%	10.6%	10.7%
- Reported	11.6%	9.2%	8.5%
Dividends per Common Share	0.86	0.68	0.56
Dividend Payout Ratio (3)	30%	27%	24%
Fee Income	2,903	2,810	3,095
Total Revenue	21,748	22,056	23,101
Premiums, Deposits and Fund Sales
Premium Revenue	12,921	13,543	14,875
Segregated Fund Deposits	7,127	5,968	6,642
Mutual Fund Sales	19,061	26,970	31,668
Managed Fund Sales	23,981	25,202	29,683

Total Premiums, Deposits and Fund Sales	63,090	71,683	82,868

Assets Under Management (at December 31)
General Fund Assets	107,757	109,209	123,452
Segregated Fund Net Assets	56,564	54,086	52,755
Other Assets Under Management	195,283	195,729	184,407

Total Assets Under Management	359,604	359,024	360,614

Capital (at December 31)
Subordinated Debt	2,182	2,504	2,922
Sun Life ExchangEable Capital Securities (SLEECS)	1,150	1,150	1,150
Preferred Shares	152	155	158
Total Equity	14,412	13,976	14,909

Total Capital	17,896	17,785	19,139

Shareholders’ Net Income

Operating earnings(2) increased by 14% to $1,740 million in 2004 from $1,520 million in 2003. Basic operating EPS were $2.91, up 16% from $2.50 in 2003. The strong operating earnings performance reflected the Company’s continuing success in growing its core businesses and diversifying its earnings stream. Excluding the impact of currency exchange rate changes, operating earnings would have been $1,787 million, up 18% from 2003, and operating EPS would have been $2.99, up 20% from a year ago.

For the year ended December 31, 2004, reported shareholders’ net income reached $1,681 million, representing an increase of $372 million over $1,309 million for the year ended December 31, 2003. Basic EPS increased to $2.81 from $2.15 in 2003. The appreciation of the Canadian dollar against foreign currencies in the year reduced shareholders’ net income by $43 million.

Financial Strength Ratings - Sun Life Assurance Company of Canada (as at December 31, 2004)

A.M. Best	A++
Moody’s	Aa2
Standard & Poor’s	AA+

(1)	Includes the results of Clarica Life Insurance Company from the date of acquisition May 29, 2002.
(2)	Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude special items described in this MD&A in “Non-GAAP Financial Measures ” on page 10.
(3)	Represents ratio of common shareholders’ dividends to shareholders’ operating net income.

Sun Life Financial Inc.

Management’s Discussion and Analysis

ENTERPRISE MISSION, VISION AND STRATEGY
Sun Life Financial is a leading international financial services organization providing a wide range of life and health insurance, savings, retirement and pension products and services to individual and corporate customers.

The international financial services industry continues to undergo significant evolution driven by:
•	An accelerated pace of industry consolidation, with the largest, best capitalized industry participants gaining greater market share
•	Changing customer needs driven by demographic shifts, creating new product development opportunities focussed on retirement planning
•	Volatility in equity markets and low interest rates – the development of sophisticated risk mitigation tools allows Sun Life Financial to operate profitably in this environment
•	Maturing of North American markets – expertise gained from these markets in product development, distribution and technology, is readily redeployed into Sun Life Financial’s rapidly expanding Asian operations
•	Advances in technology, allowing for faster, more efficient delivery of products and services to customers
•	Political, economic and regulatory uncertainties

Sun Life Financial has developed a clear mission, vision and strategy supported by an established international operating platform, a culture of compliance and solid financial capability, positioning it to be a significant competitor in this environment. The Company operates under a business model that strives to establish scale operations in diversified markets in which it chooses to compete. It also balances the higher growth prospects of certain businesses with the relative stability of earnings from more mature operations. Furthermore, the Company’s operations in insurance, retirement and savings products are complementary and form an integrated product platform to provide a broad range of financial solutions for customers. The Company’s mission, vision, strategy and objectives are summarized below.

MISSION
To provide lifetime financial security

VISION
To be an international leader in wealth management and protection

STRATEGY

In addition to a significant focus on the customer, the Company's strategy is derived from its belief that the creation of shareholder value in its businesses is fundamentally driven by **operational excellence**, scale, balance and fit.

The Company's strategy is to:

- Maintain a highly efficient and cost effective business platform characterized by **operational excellence**
- Focus on markets where effective **scale and scope** can be built and sustained
- **Balance** the stability of mature businesses with the higher growth potential of emerging businesses
- Enhance **fit** among Sun Life Financial's various businesses, finding opportunities to integrate the businesses to create additional value

Enterprise Objectives – key areas of focus helping to achieve strategic objectives:

Customer Focus	Leadership Development	Enhancing Productivity	Accelerating Growth	Risk Management
To infuse the voice of the customer into the organization, leading to enhanced customer and advisor experience	To ensure the recruitment, development and retention of individuals with appropriate skills to lead the business in meeting evolving customer needs and business requirements	To ensure ongoing productivity improvements in support of enhanced customer and advisor services and improved profitability through efficiency gains	To grow both top and bottom lines through product and service innovation, distribution expansion and optimizing the use of capital	To ensure the ongoing development and execution of risk management processes and practices to mitigate risks and maximize returns

Sun Life Financial Inc.

Management’s Discussion and Analysis

FINANCIAL PERFORMANCE AND OBJECTIVES

Measure	Medium-term	2004 Results	2004
	Goals		Achievements
			vs. Goals

Operating EPS(1) Growth Sun Life Financial’s earnings are sensitive to a number of external factors including equity capital markets, interest rates and currency exchange rates	10%*	16.4%**	Exceeded target

Operating ROE(1) Growth Growth in ROE is a significant driver of shareholder value and continues to be a major focus for	75 to 100	140 basis	Exceeded
management across all businesses	basis points*	points**	target

Dividend Payout Ratio(2) The payment of common share dividends is an indicator of management’s confidence in the Company’s long-term ability to generate capital as well as its significant capital strength and flexibility	25% - 35%	30%	Met target

* The medium-term goals assume the following conditions:
•	A rise in the average level of key equity market indices, primarily the S&P 500, by approximately 7% to 8%
•	A steady increase in North American interest rates of approximately 100 basis points across the yield curve, with 5-year and 10-year U.S. Treasury bonds the primary focus
•	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the pound sterling

** Excluding the impact of currency exchange rate changes, operating EPS and operating ROE would have been up 19.6% and 190 basis points, respectively, from 2003.

(1)	Operating EPS and operating ROE are non-GAAP measures. For additional information see the section under the heading ““Non-GAAP Financial Measures”” on page 10.
(2)	Represents ratio of common shareholders’ dividends to shareholders’ operating net income.

Sun Life Financial Inc.

Management’s Discussion and Analysis

OVERVIEW OF BUSINESS

Sun Life Financial is a leading international financial services organization, operating under a balanced business model by providing a wide range of savings, investment management, retirement, pension and life and health insurance products and services to individual and corporate customers. Sun Life Financial’s operations are divided into reportable segments that reflect its management and internal financial reporting structures. Each segment has its own management and is responsible for its financial performance. Generally, the segments derive their earnings from wealth management and protection products and services. As of December 31, 2004, the Company’s business segments were: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), Sun Life Financial United Kingdom (SLF U.K.) and Corporate Capital. Corporate Capital primarily included investments and expenses of a corporate nature for which management responsibility resided in the Company’s corporate office. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends.

Drivers of Profitability

The profitability of the Company’s operations depends on, or is affected by, in large part, the following primary factors:
•	External factors, including changes in equity market performance, interest rates, currency exchange rates and regulations
•	The amount and composition of assets under management
•	The management of market and credit risks
•	The maintenance of spreads between interest credited to policyholders and investment returns
•	The management of the risks inherent in products with guaranteed benefit options
•	Mortality and morbidity rates
•	Surrender and lapse rates
•	The management of product pricing
•	Expense management

A description of the Company’s risk factors can be found in SLF Inc.’s 2004 Annual Information Form (AIF) under the heading “Risk Factors”.

Products and Services by Business Segment

The Company’s portfolio of products and services by business segment is summarized in the following table.

Distribution

The Company distributes its individual wealth and protection products through multiple distribution channels, including career or direct sales agents, independent general agents and brokers, financial intermediaries and banks.

The Company’s group life and health products are distributed through sales representatives in co-operation with independent brokers and benefit consultants. Group retirement products are distributed primarily through pension consultants, the Company’s in-house sales force and brokers and advisors.

Sun Life Financial Inc.

Management’s Discussion and Analysis

PERFORMANCE OVERVIEW

2004 Performance

The Company reported a fourth consecutive year of record earnings, with shareholders’ operating net income(1) for the year of $1,740 million, up 14% compared to $1,520 million in 2003. The solid financial results were achieved despite the significant strengthening of the Canadian dollar against foreign currencies during 2004, which reduced 2004 shareholders’ operating net income by $47 million. Reported shareholders’ net income for the year was $1,681 million, up $372 million compared to $1,309 million in 2003. Reported shareholders’ net income for 2004 and 2003 included regulatory settlement provisions of $59 million and $211 million, respectively, described in “Non-GAAP Financial Measures” on page 10.

With the completion of the integration of Clarica Life Insurance Company (Clarica), SLF Canada renewed its focus on customer service and product development. During 2004, the Group Benefits and Group Retirement Services (GRS) business units launched new customer service websites and introduced industry-leading technology to enhance the customer experience. GRS won awards from Benefits Canada and the Life Communicators Association for its excellence and innovation in customer service and communications. In the fourth quarter of 2004, the Individual Insurance and Investments business unit introduced a repriced universal life product to provide a more competitive position in the wholesale distribution channel and began expanding wholesale distribution relationships.

SLF U.S. undertook several key initiatives in 2004 to achieve operational efficiencies, strengthen customer relationships, and enhance its product lines. With the business strategy to streamline operational and administrative functions across its business units, a new service centre was created to provide centralized back-office services and a call centre for all of the business units of SLF U.S. The service centre will help lower unit costs, while increasing efficiency and improving service. In July 2004, the Group Life and Health business unit expanded its distribution capabilities by opening four new sales offices, SLF U.S.’s largest expansion of group sales offices to date. This business unit also increased the size of its distribution force by 26% to 130 representatives in 2004. During 2004, the Annuities business unit rebranded and updated its variable annuity line to include new minimum guarantees and living benefit features. The equity-indexed annuity products were also updated. SLF U.S.’s Multipoint product was the third best selling indexed annuity product in the United States in 2004.

During 2004, both SLF Canada and SLF U.S. revitalized their senior management teams, which are well aligned to champion initiatives in customer focus, operational excellence and business growth.

In 2004, MFS implemented a number of reforms to address regulatory issues affecting the U.S. mutual fund industry and as a result of its settlements with the United States Securities and Exchange Commission (SEC) and other U.S. regulators. It abolished the use of brokerage commissions, or “soft dollar” arrangements, to acquire third-party research and market data services. Measures such as increased staffing and systems capabilities and the imposition of redemption fees on mutual funds were taken to enhance the monitoring of shareholder trading practices, and to deter market timing and late trading. MFS also improved the transparency of its mutual fund operations through expanded disclosure of fund expenses, portfolio turnover and brokerage costs. These reforms helped restore investor confidence and MFS’s reputation in the marketplace.

SLF Asia demonstrated its high growth potential in 2004, reporting brisk sales in all business units despite the stronger Canadian dollar. On a local currency basis, sales doubled from 2003, primarily driven by robust individual life sales in India. In 2004, SLF Asia improved its operational efficiencies through the integration of the three Philippine subsidiaries and the migration to a new administration system in the Hong Kong operations. It also expanded its distribution presence in Asia, with the number of career agents more than doubled in Hong Kong, up 45% in Indonesia, and up 29% in the Philippines.

The Company’s ability to maintain strong financial performance in the face of a challenging operational environment and the weakening of foreign currencies against the Canadian dollar reflects the strength of its diversified and well-balanced portfolio, prudent and disciplined investment strategies and effective risk management.

2005 Outlook

Sun Life Financial’s earnings are affected by the international nature of its significant operations in Canada, the United States, the United Kingdom, the Philippines, India, China and other countries, and the economic, business, political, regulatory and capital market conditions in these areas as well as fluctuations of foreign currencies. The Company has a disciplined risk management program that includes a formal process for the identification and potential mitigation of these risks to the Company’s earnings, liquidity and capital strength.

The Company’s fixed income products, in particular, are affected by changes in interest rates. Minimum rate

(1)	Operating net income is a non-GAAP measure and excludes the charges for the MFS regulatory settlements described in this MD&A under the heading “Non-GAAP Financial Measures” on page 10.

Sun Life Financial Inc.

Management’s Discussion and Analysis

guarantees built into certain annuity products reduce the spread between the Company’s interest earned and interest-credited rates in a low interest environment. Management will continue to take the required actions, including changes in product design and pricing, to help provide for long-term profitability. As more U.S. states enact legislation reducing statutory required minimum interest rate guarantees, the Company will continue to adjust credited interest rates on new products as permitted. The Company also uses derivatives and asset/liability matching programs to help reduce the impact of interest rate volatility on its earnings.

A portion of the Company’s earnings is also affected by volatility in the equity markets due to asset-based fees, equity-based investment income and segregated fund and annuity guarantees. The Company attempts to reduce the impact of this volatility, on guarantees in particular, through hedging by using derivative arrangements.

The Canadian life insurance industry is now heavily influenced by three companies, of which Sun Life Financial is one. The Company has completed its major integration activities, arising from its acquisition of Clarica, ahead of the competition and is well positioned to capitalize on the operational efficiencies attained and to re-focus on product development and customer service in 2005 to achieve long-term growth.

The Company is also positioned to achieve top-line growth in 2005 with the planned revitalization of the wholesale distribution channel in Canada, expansion of its wholesale annuity and group insurance distribution networks in the United States, and expected continuation of the sales momentum achieved in SLF Asia in 2004. In addition, MFS is positioned to benefit from growth in equity markets.

It is expected that the regulatory environment in the North American insurance and investment industries will continue to evolve in 2005, with ongoing investigations into contingent commissions, market timing, frequent trading and other matters. The economic environment in the Asian jurisdictions in which the Company operates continues to change with legislative proposals for easing of foreign ownership restrictions in India, changes in China providing for geographical and product segment expansion, and a new government in Indonesia. Management views these changes as positive growth opportunities for 2005 and beyond.

The South Asia region suffered the disastrous effects of a tsunami in late 2004, which caused significant loss of life and devastation. In addition to an immediate $100,000 donation, Sun Life Financial, along with its employees and advisors, has established a special campaign and hopes jointly to raise $1 million to contribute to the relief efforts. Sun Life Financial’s operations in this region were not materially affected and Sun Life Financial suffered no material financial losses.

In 2004, almost half of the Company’s earnings were derived from jurisdictions outside of Canada and were affected by the fluctuations of foreign currencies, in particular the U.S. dollar, against the Canadian dollar. The strengthening of the Canadian dollar during 2004 reduced reported shareholders’ net income by $43 million. Continued strengthening of the Canadian dollar in the future could suppress earnings levels.

In spite of the factors outlined above that may affect the Company’s earnings, management believes the Company’s long-term growth momentum remains sound. In particular, management believes its balanced business model sufficiently diversifies the Company’s operations geographically and between the insurance and asset-based product lines to achieve stable long-term growth into the future.

Sun Life Financial Inc.

Management’s Discussion and Analysis

CONSOLIDATED RESULTS OF OPERATIONS

Shareholders’ Net Income

Operating earnings(1), which exclude special items outlined on page 10, increased by 14% to $1,740 million in 2004 from $1,520 million in 2003. Basic operating EPS were $2.91, up 16% from $2.50 in 2003. The solid operating earnings performance reflected the Company’s continuing success in growing its core businesses and diversifying its earnings stream. Excluding the impact of currency exchange rate changes, operating earnings would have been $1,787 million, up 18% from 2003, and operating EPS would have been $2.99, up 20% from a year ago.

For the year ended December 31, 2004, reported shareholders’ net income reached $1,681 million, representing an increase of $372 million over $1,309 million for the year ended December 31, 2003. Basic EPS increased to $2.81 from $2.15 in 2003. The appreciation of the Canadian dollar against foreign currencies in the year reduced shareholders’ net income by $43 million.

Earnings and Earnings Per Share

($ millions)	2004	2003	2002

Net Income from Continuing Operations	1,694	1,308	1,033
Less: Loss from Discontinued Operations	—	—	36

Total Net Income	1,694	1,308	997
Less: Participating Policyholders’ Net Income	13	(1)	(1)

Shareholders’ Net Income	1,681	1,309	998
Less: Special Items	(59)	(211)	(262)

Operating Earnings	1,740	1,520	1,260

Basic EPS from:
- Continuing Operations	2.81	2.15	1.91
- Shareholders’ Net Income	2.81	2.15	1.84
- Operating Earnings	2.91	2.50	2.32

Diluted EPS from:
- Continuing Operations	2.79	2.15	1.90
- Shareholders’ Net Income	2.79	2.15	1.83
- Operating Earnings	2.88	2.50	2.32

SLF Canada produced solid results in 2004, with earnings rising to $967 million, 17% higher than 2003. Benefiting from favourable equity market conditions, Group Retire Services reported earnings growth in excess of 20% and earnings from the Company’s equity ownership in CI Fund Management Inc. (CI Funds) grew 52%, reflecting in part the increasing benefits of the strategic partnership between the Company and CI Funds. Improved Group Benefits results and better mortality experience in the Reinsurance operations also contributed to the increase.

Despite a 7% depreciation of the U.S. currency against the Canadian dollar during 2004, which reduced SLF U.S. earnings by $30 million, SLF U.S. reported earnings of $391 million, an increase of 29% from last year. The increase reflected the impact of higher equity market levels, improved credit experience and a lower effective tax rate due to favourable experience in respect of prior years’ audits and other items.

As described on page 10, the Company took charges of $59 million after tax in the first quarter of 2004 and $211 million after tax in the fourth quarter of 2003 in relation to settlements reached between MFS and certain regulators. Excluding these charges, MFS earnings increased 3% over the prior year to $173 million in 2004. The impact of currency movements during 2004 reduced earnings by $13 million.

SLF Asia reported earnings of $45 million in 2004, or $8 million higher than 2003. The increase was primarily driven by higher investment yields in Hong Kong and expense management initiatives in the Philippines. On a local currency basis, earnings increased 40% compared to 2003.

SLF U.K.’s 2004 earnings declined 15% from 2003 primarily due to reduced earnings in the group life business mostly arising from worse claims experience. The renewal rights on the existing block of business were sold in 2003, and the group life business is expected to be substantially run off by the end of 2005.

Corporate Capital losses reduced by $11 million compared to a year ago, mostly reflecting better results in the run-off reinsurance operations.

The Company’s need to strengthen certain actuarial liabilities reduced its operating income before taxes and non-controlling interests. The impact of this on shareholders’ net income was offset by the reduction in income taxes due to the resolution of prior years’ tax issues.

(1)	Operating earnings and other financial information based on operating earnings, such as operating earnings per share and operating ROE, are non-GAAP measures and exclude the regulatory settlements and other significant items described in this MD&A under the heading “Non-GAAP Financial Measures” on page 10 .

Sun Life Financial Inc.

Management’s Discussion and Analysis

Return on Equity

In 2004, ROE based on operating earnings was 12.0% compared to 10.6% in 2003. Return on shareholders’ equity based on reported shareholders’ net income was 11.6% in 2004, compared to 9.2% in 2003. The increase in ROE reflected higher earnings as well as the impact of the SLF Inc.’s share repurchases, increased dividend payments and currency exchange rates on average equity levels. Excluding the impact of the strengthening of the Canadian dollar against foreign currencies, ROE based on operating and reported earnings would have been 12.5% and 12.0%, respectively, in 2004.

Assets Under Management

The Company’s assets under management (AUM) comprise general funds, segregated funds and other assets under management, which include mutual and managed funds consisting of institutional and other third-party assets that are managed by the Company. Total AUM were $359.6 billion as at December 31, 2004, up $580 million, compared to $359.0 billion as at December 31, 2003. Increases due to market improvements and continuing business growth more than offset reductions due to net outflows of mutual, managed and segregated funds and the strengthening of the Canadian dollar against foreign currencies.

The Company’s general fund assets decreased to $107.7 billion, down $1.5 billion, or 1%, from the December 31, 2003 level. The decrease was primarily due to the strengthening of the Canadian dollar against foreign currencies, which reduced asset values by $3.3 billion. This decrease was partially offset by business growth primarily in the SLF Canada Individual Insurance and Investments and the SLF U.S. Individual Life operations.

Segregated fund assets increased to $56.6 billion as at December 31, 2004, up 5% from the December 31, 2003 level. Increases in asset values of $4.6 billion due to market improvements were partially offset by an unfavourable impact of $1.8 billion due to the strengthening of the Canadian dollar and net outflows of $323 million as claims and withdrawals exceeded new sales.

Other assets under management, not including the assets managed by CI Funds, decreased slightly to $195.3 billion, down $446 million from the December 31, 2003 level. Market growth of $20.0 billion was offset by net outflows of $9.2 billion and the unfavourable impact of $11.2 billion due to the strengthening of the Canadian dollar.

Revenue

In 2004, the Company’s total revenue decreased to $21.7 billion, down $308 million from 2003, primarily as a result of the unfavourable impact of $911 million due to the stronger Canadian dollar. Excluding the effect of currency, revenue increased $603 million with all operating business groups, except SLF U.K., reporting revenue growth. SLF U.K.’s revenues declined due to the continued run-off of the closed-block business.

Life insurance premiums declined by $359 million primarily due to an unfavourable impact of $250 million arising from the strengthening of the Canadian dollar. The run-off of SLF U.K.’s individual and group life insurance operations also contributed $207 million to the decline. Health insurance premiums were largely unchanged from the prior year’s level as higher premiums in SLF Canada and SLF U.S. were offset by the impact of the sale of SLF U.K.’s group business in 2003 and an unfavourable currency exchange rate impact of $47 million.

Annuity premiums decreased 5% to $4.6 billion in 2004 compared to $4.8 billion in 2003 primarily due to the currency impact of a strengthening Canadian dollar.

Investment income increased $221 million or 4% in 2004 from $5.7 billion in 2003. The increase was primarily due to lower provisions for investment losses and higher equity-based income, partially offset by the impact of the strengthening of the Canadian dollar, which reduced investment income by $180 million.

Fee income climbed to $2.9 billion in 2004, or 3% above the 2003 level. The increase reflected growth in fee-based assets, partially offset by an unfavourable impact of $174 million due to the strengthening of the Canadian dollar versus foreign currencies.

Sun Life Financial Inc.

Management’s Discussion and Analysis

Total Revenue

($ millions)	2004	2003	2002

Premiums
Annuities	4,588	4,805	7,402
Life Insurance	5,966	6,325	5,403
Health Insurance	2,367	2,413	2,070

Total Premiums	12,921	13,543	14,875
Net Investment Income	5,924	5,703	5,131
Fee Income	2,903	2,810	3,095

Total	21,748	22,056	23,101

Benefit Payments

The Company has a variety of current and future benefit payment obligations that affect overall earnings performance. Payments to policyholders, beneficiaries and depositors in 2004 were $12.5 billion, down $394 million from 2003, primarily due to the effect of the strengthening of the Canadian dollar. Transfers to segregated funds increased 10%, reflecting higher demand for equity market-based products. The 2004 increase in actuarial liabilities was $85 million lower than 2003, reflecting primarily the impact of a stronger Canadian dollar and the net outflow of fixed annuity products, partially offset by the impact of higher U.S. equity-indexed annuity sales.

Benefit Payments

($ millions)	2004	2003	2002

Payments to Policyholders, Beneficiaries and Depositors	12,532	12,926	11,688
Net Transfers to Segregated Funds	600	544	1,329
Increase in Actuarial Liabilities	1,425	1,510	3,822

Total	14,557	14,980	16,839

Expenses and Other

Commission expenses increased $68 million in 2004, up 4% from 2003. The increase reflected primarily the impact of higher equity-indexed annuity sales in the U.S., partially offset by the strengthening of the Canadian dollar against the U.S. currency.

Excluding pre-tax regulatory-related charges of $62 million in 2004 and $320 million in 2003 related to MFS regulatory settlements, 2004 operating expenses of $2.8 billion were comparable to 2003. The increase as a result of increased investments in customer service initiatives in SLF Canada, as well as higher MFS operating expenses related to compliance with 2003 regulatory issues, was mostly offset by the $123 million impact of a stronger Canadian dollar.

Interest expense decreased $14 million to $195 million in 2004 compared to $209 million in 2003. The decrease primarily reflected the impact of the redemption of $165 million of subordinated notes by Sun Canada Financial Co., a subsidiary of SLF Inc., in September 2003, as well as the impact of the weakened U.S. currency on U.S. dollar denominated interest payments.

Expenses and Other

($ millions)	2004	2003	2002

Commissions	1,916	1,848	1,909
Operating Expenses	2,769	2,768	2,779
Regulatory Settlement Provisions Related to MFS	62	320	—
Premium Taxes	182	171	168
Interest Expense	195	209	192
Income Taxes	293	387	98
Non-Controlling Interests in Net Income of Subsidiaries	80	65	83
Loss from Discontinued Operations, Net of Taxes	—	—	36
Participating Policyholders’ Net Income (Loss)	13	(1)	(1)

Total	5,510	5,767	5,264

Quarterly Information

Key quarterly financial information for the most recent two fiscal years is summarized in the table below:

Quarterly Information

($ millions)	2004				2003

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Shareholders’ Net Income
- Operating(1)	438	439	438	425	417	394	366	343
- Reported	438	439	438	366	206	394	366	343

Basic EPS
- Operating(1)	0.74	0.73	0.73	0.71	0.69	0.65	0.60	0.56
- Reported	0.74	0.73	0.73	0.61	0.34	0.65	0.60	0.56

Total Revenue	5,269	5,390	5,551	5,538	5,437	5,282	5,579	5,758

Total Assets Under Management	359,915	359,604	372,956	369,602	359,024	348,481	342,176	336,803

(1)	Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude special items described on page 10. For additional information see the section under the heading “Non-GAAP Financial Measures” on page 10.

Sun Life Financial Inc.

Management’s Discussion and Analysis

NON-GAAP FINANCIAL MEASURES

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings and other financial measures based on operating earnings, such as operating EPS and operating ROE. These non-GAAP financial measures exclude certain special items that are not operational or ongoing in nature. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing business operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as alternative to measures of financial performance determined in accordance with GAAP. Financial results and measures used in this MD&A that are not referred to as “operating” and not expressed as excluding the impact of currency fluctuations have been determined in accordance with GAAP.

The special items discussed below are not included in the Company’s operating earnings, operating EPS and operating ROE.

The Company recorded a $59 million after tax charge to income in the first quarter of 2004 in connection with the March 31, 2004 settlements by MFS of an administrative proceeding with the SEC regarding disclosure of brokerage allocation practices. Under the terms of that settlement MFS agreed to pay a US$50 million penalty to compensate certain MFS funds.

The Company recorded a $211 million after-tax charge to income in the fourth quarter of 2003 in connection with the February 5, 2004, settlements with federal and state regulators with respect to alleged false and misleading information in certain MFS fund prospectuses regarding market timing and related issues. In these settlements, MFS agreed to pay US$225 million to compensate investors in certain funds.

Additional information concerning these MFS regulatory settlements is included in this MD&A under the headings “MFS Investment Management” and “Legal and Regulatory Proceedings”.

In 2002, the Company’s net income was reduced by $262 million, as a result of the following special items: (i) the $173 million after-tax gain on the sale of Spectrum Investment Management Limited (Spectrum) to CI Funds, (ii) the net loss of $48 million on the disposition of Clarica U.S., (iii) after-tax restructuring and other charges of $217 million in connection with the acquisition of Clarica, (iv) an after-tax charge of $150 million related to guaranteed minimum income benefits and non Unicover-related accident and health risks in the Company’s run-off reinsurance business, and (v) other special items which had a net unfavourable impact of $20 million on net income.

The earnings per share impact of the items described above is summarized in the following table.

Impact of Special Items on Basic Earnings Per Share

($ per share)	2004	2003	2002

EPS – Reported (GAAP-based)	2.81	2.15	1.84
Net Gains (Losses) on Special Items	(0.10)	(0.35)	(0.48)

EPS – Operating	2.91	2.50	2.32

Reconciliation of Operating Earnings

($ millions)	2004					2003					2002

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total

Reported Earnings (GAAP-based)	438	439	438	366	1,681	206	394	366	343	1,309	998

After-Tax Gains (Losses) on Special Items
Provisions for MFS Regulatory Settlements				(59)	(59)	(211)				(211)
Net Gain on Sale of Spectrum											173
Net Loss on Sale of Clarica U.S.											(48)
SLF Canada Restructuring and Other Charges											(217)
Charge to the Run-off Block of Reinsurance Business											(150)
Other											(20)

Total Special Items	—	—	—	(59)	(59)	(211)	—	—	—	(211)	(262)

Operating Earnings	438	439	438	425	1,740	417	394	366	343	1,520	1,260

Sun Life Financial Inc.

Management’s Discussion and Analysis

SUN LIFE FINANCIAL CANADA

Business Profile

SLF Canada has a leadership position in the Canadian market with a customer base exceeding 7 million people, representing almost a quarter of Canada’s population. Through its four operating units — Individual Insurance and Investments (including the Company’s 34% interest in CI Funds), Group Benefits, Group Retirement Services, and Reinsurance, McLean Budden and Other, SLF Canada offers a full range of financial products and services including individual life and health insurance, individual annuities, mutual funds, group life and health insurance and group retirement products and services. SLF Canada also offers investment management services primarily conducted by the 56%-owned subsidiary McLean Budden Limited (McLean Budden). In 2004, SLF Canada’s operations also included a life retrocession reinsurance operation.

Industry Profile

The life insurance industry in Canada has undergone considerable consolidation in the past decade, resulting in three large insurers, a handful of medium-sized companies and a number of smaller companies operating in niche markets. The three largest companies collectively represent approximately two-thirds of Canadian life and health insurance and annuity market segments by in-force business. With a slow-growing Canadian population, the Canadian insurance market is faced with limited growth. However, the aging of the population creates opportunities in other markets such as health and retirement products. Given this industry structure and demographic trend, economy of scale, customer service experience, distribution capabilities and technology innovation become increasingly critical to business success.

Competitive Position (1)

Sun Life Financial is one of three major Canadian life insurance organizations and is a significant and leading player in most of the Canadian markets in which it chooses to compete. It has the necessary scale and critical mass to successfully compete in these markets. It has the largest exclusive sales force in the Canadian life insurance industry. SLF Canada is:
•	1st in defined contribution pension plans based on assets under administration
•	2nd in individual life insurance based on direct premiums
•	2nd in individual critical illness based on annualized premiums in force
•	3rd in group benefits based on annualized premiums and premium equivalents in force
•	3rd in individual annuities sales based on premiums and deposits

In addition, CI Funds is the second largest Canadian investment fund company based on long-term assets under management.(2)

Strategy

SLF Canada offers the domestic market competitive products and delivery systems through two recognizable brands. The Sun Life Financial brand is used for group retirement services, group benefits and selected individual products and distribution channels. The Clarica brand is used to serve the individual retail market through its exclusive sales force.

SLF Canada’s strategy is to:
•	Solidify its leadership position in its core businesses with focus on scale and operating capabilities
•	Aggressively grow its Individual Insurance and Investments business by expanding its distribution network and leveraging the industry-leading brands
•	Grow the group businesses by leveraging its ability to provide integrated service to both Group Benefits and Group Retirement Services clients
•	Be a high performance and customer-focused organization

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2004 or the information available for the latest period before December 31, 2004.

(2)	Long-term assets under management include mutual, segregated, labour-sponsored and other funds and pools and exclude money market funds.

Sun Life Financial Inc.

Management’s Discussion and Analysis

2004 Accomplishments

•	Shareholders’ net income increased to $967 million, up 17% over 2003
•	ROE increased 150 basis points from 11.9 % in 2003 to 13.4% in 2004
•	Ranked #1 supplier of defined contribution plans, group Registered Retirement Savings Plans (RRSPs) and deferred profit sharing plans by Benefits Canada in 2004

•	Introduced a unique critical illness insurance product providing coverage for childhood diseases
•	Reached agreement with Assicurazioni Generali SpA to be the exclusive Canadian member of the international Generali Employee Benefits Network, enabling Sun Life Financial to offer plan members access to local benefit programs in more than 70 countries

•	Continued to see enhanced satisfaction ratings in all business areas in regular customer surveys
•	Continued to leverage synergies, streamline operations and optimize administrative functions resulting in reduced expenses
•	The SLF Canada integration of Clarica and Sun Life Assurance Company of Canada (Sun Life Assurance) operations was recognized as Project of the Year at the ProjectWorld Canada National Conference and Trade Show for excellence in project management

•	GRS received six awards for investor education and advertising from the Life Communicators Association

2005 Priorities

•	Grow its Individual Insurance and Investments business by increasing distribution strength to achieve $25 million in sales in the wholesale channel, increasing the productivity of its exclusive Clarica Sales Force and developing more competitive products

•	Leverage the unique Total Benefits offering in the Group Benefits and GRS businesses
•	Take advantage of the opportunity created by being the first of the big three insurers to complete integration by refocusing on product development and customer service to gain market share

•	Continue to increase customer and advisor satisfaction and loyalty
•	Continue to streamline business processes to reduce operating costs and enhance the customer experience

Financial and Business Results

SLF Canada shareholders’ net income increased to $967 million, up $138 million or 17% from $829 million in 2003. The increase was primarily due to increased earnings from the investment in CI Funds, improved equity markets, improved mortality experience in Reinsurance and higher earnings in Group Benefits.

Revenue for the year was $8.6 billion, comparable to the 2003 level. Driven by the shift in consumer preference for equity market-based products, individual annuity premiums decreased $192 million, offsetting business growth in other areas of SLF Canada. Improving equity markets throughout the year and increased deposits and sales in the asset-based lines of business helped increase fee income by 11% to $536 million.

ROE rose to 13.4% compared to 11.9% a year ago, reflecting the strong growth in earnings.

Total assets under management were $106.3 billion at the end of 2004, up 6% from the 2003 level. The growth was driven by higher equity market levels and net sales of segregated and managed funds.

Outlook

With consolidation in the Canadian life insurance market largely complete, competition is increasingly based upon customer experience and operational excellence. Being the first of the major Canadian life insurance companies to complete the integration of its recent acquisition, SLF Canada has refocused on customer service, product development, technological innovation and operational efficiencies, and is well positioned to capitalize on its competitive strengths to retain existing customers and acquire new business.

Summary Statement of Operations

($ millions, except as noted)	2004	2003	2002

Premiums	5,372	5,605	4,145
Net Investment Income	2,706	2,546	1,974
Fee Income	536	485	444

Total Revenue	8,614	8,636	6,563
Client Disbursements & Change in Actuarial Liabilities	5,649	5,891	4,625
Commissions & Other Expenses	1,683	1,566	1,219
Income Taxes	289	342	191
Non-Controlling Interests in Net Income of Subsidiaries	14	11	14
Par Policyholders’ Income (Loss)	12	(3)	1

Shareholders’ Net Income	967	829	513

Selected Financial Information

Return on Equity	13.4%	11.9%	11.3%
Total AUM ($billions)	106.3	100.2	89.2

Sun Life Financial Inc.

Management’s Discussion and Analysis

Sun Life Financial Canada – Individual Insurance and Investments

Business Profile

SLF Canada’s Individual Insurance and Investments business unit offers a full range of life and health insurance products as well as savings and retirement products tailored to the needs of individual customers. Its principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal investment products include payout and accumulation annuities, market-based funds and Registered Retirement Income Funds. These products are marketed through a distinctive, multi-channel distribution model comprising the exclusive Clarica Sales Force with sales advisors, managers and product specialists helping customers meet their financial needs through face-to-face advice, and a wholesale distribution channel built upon partnerships with investment dealers, mutual fund dealers, other insurance companies and managing general agents (MGA).

The Company’s earnings from its 34% ownership interest in CI Funds are included in the results of SLF Canada’s Individual Insurance and Investments unit. As one of Canada’s largest investment fund companies, CI Funds had assets under management of $51.5 billion as at December 31, 2004. The Clarica Sales Force is an important contributor to CI Funds’ sales.

2004 Accomplishments

•	Earnings of $493 million were up 18% over 2003
•	Individual health insurance sales increased to $29 million, up 16% from 2003
•	Sales in market-based products through the Clarica Sales Force increased 51% over 2003
•	Launched new critical illness and joint term life insurance products, and repriced level cost of insurance universal life products
•	Re-entered the MGA channel by contracting with a number of new MGAs across Canada

Financial and Business Results

In response to customer and advisor needs, Individual Insurance and Investments successfully launched several new products during 2004. In particular, SLF Canada’s new critical illness product offers coverage for two additional illnesses and provides access to the “Best Doctors” service to give customers access to medical advice. The focus of the business unit will continue to be on increasing sales through the wholesale channel, improving advisor productivity, developing innovative products, and enhancing customer and advisor services.

Earnings increased to $493 million from $419 million in 2003. These increased earnings resulted from improved mortality and morbidity, better investment spreads primarily due to favourable credit experience, stronger stock market performance, improved pricing for segregated fund guarantees and reduced unit expenses, partially offset by higher new business acquisition costs and unfavourable lapse experience.

The increased scale and synergy savings from the Clarica acquisition continued to improve operating margins and reduce unit costs during 2004.

Increased productivity in the Clarica-branded exclusive sales force offset by lower sales in the wholesale channel resulted in an overall decrease in 2004 life and health insurance sales by 4% from the 2003 level to $136 million. SLF Canada is committed to profitable sales through the wholesale channel and will increase its life and health insurance product offerings, expand the number of its investment dealer and MGA relationships, and enhance its underwriting, sales illustrations and services to this channel.

Consumer preference for market-based funds due to strong market performance and lower interest rates resulted in increased segregated fund deposits, partially offset by lower premiums from guaranteed products. In total, wealth product sales were up 8% over 2003.

Summary Statement of Operations

($ millions)	2004	2003	2002

Premiums	2,267	2,508	1,816
Net Investment Income	1,787	1,657	1,126
Fee Income	142	141	209

Total Revenue	4,196	4,306	3,151
Client Disbursement & Change in Actuarial Liabilities	2,681	2,880	2,152
Commissions & Other Expenses	863	835	696
Income Taxes	147	175	79
Non-Controlling Interests in Net Income of Subsidiaries	—	—	—
Par Policyholders’ Net Income (Loss)	12	(3)	1

Shareholders’ Net Income	493	419	223

Selected Financial Information

Individual Wealth
Premiums and Deposits*	1,442	1,340	835
Individual Life and Health
Sales — New Annualized Premiums	136	141	116

*	Excludes sales of CI Funds by Clarica Sales Force.

Sun Life Financial Inc.

Management’s Discussion and Analysis

Sun Life Financial Canada – Group Benefits

Business Profile

SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada. The Company has a market share of approximately 21% based on premium and premium equivalents, and provides services to more than 10,000 employers in Canada. The business unit provides life, dental, drug, extended health care, health spending accounts, disability and flexible benefit plans to employers of all sizes. SLF Canada competes on its strength of scale, product offerings, regional delivery model, industry-leading technology and e-business capabilities. The group benefit products are marketed and distributed across Canada by experienced sales representatives in co-operation with independent brokers and benefit consultants.

2004 Accomplishments

•	Achieved earnings of $246 million, up 6% from 2003

•	Sales increased to $212 million, up 17% from 2003. Good client retention, with cancellation rates at less than 4% of premium and premium equivalents

•	Industry-leading technology provided through a new member services website and launching Benefits Explorer on the website used by plan members

Financial and Business Results

In 2004, Group Benefits increased investments in customer service initiatives aimed at improving retention of existing customers and winning new business. The new service initiatives focused on incorporating the voice of the customer to enhance customer satisfaction and loyalty.

Group Benefits continued to grow profitably through its innovative approach of providing integrated group benefits and group retirement services. This integrated approach allows plan members to manage their group benefits and retirement investments through a single point of access and a branded member site specific to their employer. The launch of Benefits Explorer, a web-based tool, further enhanced the plan member experience by providing easy access to relevant benefits coverage information.

In addition to introducing new technology innovations, Group Benefits launched a new group critical illness product and announced new international benefits solutions for clients with employees working outside Canada.

Group Benefits reported earnings of $246 million in 2004, an increase of $13 million or 6%, compared to 2003. The increase in earnings reflected continued growth in the business in-force.

Revenue for the year grew by $42 million, or 2%, to $2.8 billion primarily due to increased premiums from business growth.

Sales, measured by annualized premiums and premium equivalents, increased 17% to $212 million for 2004. The increase reflected the addition of several large cases.

Summary Statement of Operations
($ millions)	2004	2003	2002

Premiums	2,284	2,244	1,765
Net Investment Income	382	383	358
Fee Income	120	117	90

Total Revenue	2,786	2,744	2,213
Client Disbursement & Change in Actuarial Liabilities	1,962	1,964	1,629
Commissions & Other Expenses	489	451	345
Income Taxes	89	96	82

Shareholders’ Net Income	246	233	157

Selected Financial Information

Sales – Annualized Premiums and ASO Premium Equivalents	212	181	192

Sun Life Financial Inc.	14

Management’s Discussion and Analysis

Sun Life Financial Canada – Group Retirement Services

Business Profile

SLF Canada’s Group Retirement Services business unit is the number one provider of defined contribution plans in Canada.(1) GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. With its strength in product and investment offerings, plan sponsor and member services and technology capabilities, GRS is well equipped to meet the complex plan and service requirements of medium to large corporations and associations, and to provide cost-effective solutions to smaller markets. GRS had a market share of approximately 32% in Canada based on assets under management, and its group products covered almost 1.2 million plan participants at the end of 2004. GRS’s products and services are distributed through pension consultants, brokers and advisors.

2004 Accomplishments

•	Led the Canadian industry in new business performance in 2004, with $1.8 billion in sales
•	Earnings increased to $106 million, up 20% from 2003
•	Ranked top supplier of defined contribution plans, group RRSPs and deferred profit sharing plans by Benefits Canada in 2004

•	Successful ISO 9001:2000 certification for National Account Plan Administration
•	Received six awards for investor education and advertising from the Life Communicators Association
•	Achieved record asset retention levels with over $315 million retained in 2004

Financial and Business Results

With the Clarica integration completed, GRS increased its focus on sales, asset retention and improving member experience in 2004. GRS’s net income increased $18 million or 20% over 2003, mainly due to an increase in fees earned on higher average asset levels, improved investment gains, and higher mortality and experience gains related to payout annuities. Sales increased 78% to $1.8 billion, with improvement in all product categories including small clients, large clients, payout annuities and asset retention products.

Fee income increased $14 million, mainly due to strong equity markets, positive cash flow and new sales. Guaranteed annuity premiums were down 6% in 2004 compared to 2003 as participants increasingly shifted their contributions toward market-based products over guaranteed funds.

Summary Statement of Operations
($ millions)	2004	2003	2002

Premiums	419	445	335
Net Investment Income	417	434	435
Fee Income	166	152	101

Total Revenue	1,002	1,031	871
Client Disbursement & Change	679	743	668
in Actuarial Liabilities Commissions & Other Expenses	175	162	115
Income Taxes	42	38	31

Shareholders’ Net Income	106	88	57

Selected Financial Information

AUM ($ billions)	26.4	25.8	23.3

Number of Defined Contribution Plan Participants (000s)	1,162	1,082	1,067

(1)  As measured by Benefits Canada’s 2004 Capital Accumulation Plan Report.

Sun Life Financial Inc.	15

Management’s Discussion and Analysis

Sun Life Financial Canada – Reinsurance, McLean Budden and Other Operations

Business Profile

In 2004, SLF Canada’s Reinsurance, McLean Budden and Other operations included the business group’s reinsurance business, the 56%-owned subsidiary McLean Budden, and investment income and expenses not directly attributable to SLF Canada’s core business units.

Sun Life Financial’s Reinsurance operations provide customized reinsurance solutions with a primary focus on the life retrocession business in North America. The business unit is a market leader in North America with a 29% market share based on individual life retrocession in force. The business unit’s leadership position in life retrocession reflects its strong expertise in pricing and mortality risk management as well as Sun Life Assurance’s high financial strength rating.

McLean Budden is one of the premier institutional providers of investment management services in Canada with assets under management of $34.7 billion as at December 31, 2004.

2004 Accomplishments

•	Strong earnings of $122 million, up 37% from 2003
•	Reinsurance sales included two large blocks of in-force life retrocession business
•	Implemented new ceded reinsurance administration system to enhance productivity
•	McLean Budden awarded a large global investment management mandate, bringing total 2004 global mandate accounts to over $1.7 billion, up 62% from 2003

Financial and Business Results

Reinsurance, McLean Budden and Other operations reported earnings of $122 million in 2004 compared to $89 million in 2003. The increased earnings reflected better results in the Reinsurance operations primarily due to better mortality experience, and stronger performance in McLean Budden due to improved equity markets.

Excluding the impact of the strengthening of the Canadian dollar against the U.S. currency, Reinsurance revenue increased 9% over the 2003 level, reflecting robust growth within the group life and critical illness lines of business. Sales of in-force insurance were $24 billion and included the successful placement of two sizeable in-force mortality blocks. Although sales were down slightly from 2003, this reflected strong performance given the ongoing consolidation within the life reinsurance market.

With higher equity market levels in 2004, McLean Budden’s assets under management were $34.7 billion as at December 31, 2004, up 18% from $29.3 billion a year ago.

Summary Statement of Operations
($ millions)	2004	2003	2002

Premiums	402	408	229
Net Investment Income	120	72	55
Fee Income	108	75	44

Total Revenue	630	555	328
Client Disbursement & Change in Actuarial Liabilities	327	304	176
Commissions & Other Expenses	156	118	63
Income Taxes	11	33	(1)
Non-controlling Interests	14	11	14

Shareholders’ Net Income	122	89	76

Selected Financial Information

Reinsurance
Sales (in-force, $ billions)	24	28	16
Business (in-force, $ billions)	153	160	183
McLean Budden
AUM ($ billions)	34.7	29.3	22.6

Sun Life Financial Inc.	16

Management’s Discussion and Analysis

SUN LIFE FINANCIAL UNITED STATES

Business Profile

SLF U.S. has three core businesses: annuities, individual life insurance for affluent consumers and business owners, and group life and health insurance for small to medium-sized companies. The Annuities business unit offers fixed annuities, variable annuities, equity-indexed annuities and investment management services. The Individual Life business unit offers single and joint universal life and variable universal life, COLI/BOLI, and private placement variable annuities and variable universal life for high net worth clients. The Group Life and Health unit offers group life insurance and group health insurance, which includes short- and long-term disability benefits and medical stop-loss plans.

Industry Profile

The life, health and annuity insurance markets in the United States comprise a large number of industry players. Ongoing consolidation has led to dominance by the top 10 competitors in many of those markets, representing a market share of over 50%. The marginalization of smaller players creates potential acquisition opportunities for larger, better-capitalized organizations. The continued growth in the baby boomer market, which now exceeds 76 million in the United States, continues to provide significant opportunities for SLF U.S. An increasing number of Americans are entering retirement, and their life expectancies are on the rise. Together with a heightened consumer awareness of the value of asset allocation and diversification, these demographic trends provide a significant opportunity for both wealth accumulation and protection products in the United States.

Competitive Position (1)

SLF U.S. is a significant player in the U.S. annuity and high-end specialty insurance markets:

•	1st in third party distribution of annuities through banks, thrifts and credit unions
•	3rd in medical stop-loss insurance based on business in force
•	3rd in sales of equity-indexed annuities, featuring Multipoint, the #3 best selling product in the industry

Strategy

SLF U.S.’s long-term objective is to achieve a top 10 market rank in selected markets through the following strategies:

•	Achieve recognition as product and solution experts by leveraging customer knowledge, risk management and investment expertise

•	Strengthen operational scale and efficiency as a result of the implementation of the service centre multi-site strategy
•	Focus and enhance distribution capabilities and coverage by increasing the size of the individual life and annuity wholesale and group field representative networks

•	Pursue acquisitions to increase scale

2004 Accomplishments

•	Earnings improved by 38% on a local currency basis and ROE was up 310 basis points over 2003 levels
•	Achieved sales growth in all business lines
•	Opened four new group sales offices
•	Rose to #3 ranking in equity-indexed annuity sales in the United States
•	Achieved net sales of US$105 million in Group Life and Health, up 31% from 2003
•	Advanced the service centre multi-site strategy by establishing a call centre in Lethbridge, Alberta, and transferring certain information services functions to SLF U.S.’s Ireland technology centre

•	Enhanced capital efficiency through product design and structural reorganization

(1) Competitive statistics are based on published information at and for the year ended December 31, 2004 or the information available for the latest period before December 31, 2004.

Sun Life Financial Inc.	17

Management’s Discussion and Analysis

2005 Priorities

•	Continue to build distribution capabilities across all businesses. Significant investments will be made to grow the annuities wholesale distribution force and improve productivity levels

•	Continue service centre cost improvement initiatives
•	Pursue acquisitions for scale efficiencies and enhanced growth potential

Financial and Business Results

For the year ended December 31, 2004, SLF U.S. reported earnings of $391 million, up $88 million or 29%, from 2003. The strengthening of the Canadian dollar against the U.S. currency during 2004 decreased earnings by $30 million.

On a local currency basis, earnings increased 38% to US$300 million, primarily due to improved equity markets, improved credit experience, and a lower effective tax rate due to favourable experience in respect of prior years’ audits and other items. Revenue for the year was US$7.2 billion, up US$358 million or 5% from 2003, as the increase in equity-indexed annuity sales more than offset the decline in fixed annuity sales.

ROE improved to 10.4% in 2004 from 7.3% in 2003 as a result of improved earnings and the benefits of continued capital efficiency measures.

Outlook

The U.S. marketplace is defined by increasing levels of competition and regulation as the industry continues to consolidate. The core business units of SLF U.S. will benefit from scale efficiencies resulting from service centre improvements, the organic growth from distribution expansion and external growth from potential acquisitions.

Summary Statement of Operations
(C$ millions)	2004	2003	2002

Premiums	6,465	6,666	9,165
Net Investment Income	2,355	2,433	2,069
Fee Income	609	564	643

Total Revenue	9,429	9,663	11,877
Client Disbursement & Change in Actuarial Liabilities	7,330	7,709	9,838
Commissions & Other Expenses	1,652	1,552	1,641
Income Taxes	55	97	38
Par Policyholders’ Income (Loss)	1	2	(2)
Loss (Income) from Discontinued Operations	—	—	(12)

Shareholders’ Net Income	391	303	374

Selected Financial Information
(US$ millions, except as noted)

Total Revenue	7,245	6,887	7,562
Shareholders’ Net Income	300	218	238
Return on Equity	10.4%	7.3%	7.3%
Total AUM (US$ billions)	56.1	52.7	52.7

Sun Life Financial Inc.	18

Management’s Discussion and Analysis

Sun Life Financial United States – Annuities

Business Profile

SLF U.S.’s Annuities business unit represents an integral part of the Company’s growth platform in the United States. Annuities is a nationwide provider of individual annuity products in the U.S. market. The business unit offers a complete portfolio of fixed, variable and equity-indexed annuity products supported by broad distribution, and product and solution capabilities arising from a combination of market focus and investment and risk management expertise. The Annuities business unit includes SLF U.S. distribution subsidiaries, Sun Life Financial Distributors, Inc. and Independent Financial Marketing Group, Inc. (IFMG).

2004 Accomplishments

•	Improved earnings by 66% on a local currency basis
•	Tripled equity-indexed annuity sales to achieve #3 ranking in the industry
•	Achieved #4 ranking out of 15, up two positions from 2003, in the Operations Managers Roundtable (annuity industry insurance carrier and broker dealer survey)

•	Launched combination Guaranteed Minimum Accumulation Benefit and Guaranteed Minimum Withdrawal Benefit (GMAB/GMWB) features

•	Launched innovative Secured Returns 2 rider, which has unique living benefit features to suit a bear market and a unique bull market refund of fees at maturity

Financial and Business Results

Earnings improved to US$184 million, up 66% from 2003. The increase was primarily due to the impact of improved equity markets, higher spreads on fixed annuities mostly from improved credit experience and a lower effective tax rate attributable to favourable experience from prior years’ audits.

Revenue for the year increased US$257 million, 6% higher than the 2003 level due to the increased sales of equity-indexed annuities and the impact of improved equity markets on fee income.

Overall annuity sales for 2004 improved to US$4.1 billion, up 13% from 2003, primarily on the strength of equity-indexed annuity sales. Sales of equity-indexed annuities tripled from a year ago primarily due to increased participation rates in the Multipoint product, advancing the Company to the #3 ranking in nationwide equity-indexed annuity sales. During 2004, SLF U.S. more than doubled the number of agents contracted to sell equity-indexed annuities.

Fixed annuity sales of US$472 million decreased 57% from 2003, as the low interest rate environment continued to challenge the sales of fixed income products.

Variable annuity sales declined slightly from 2003, as the impact of the restructuring of the sales force in 2004 more than offset the impact of the 2003 introduction of the living benefit feature and the 2004 introduction of the Secured Returns 2 product rider.

At December 31, 2004, total AUM were US$42.4 billion, up 5% from a year ago, primarily due to equity market improvements.

Summary Statement of Operations
(C$ millions)	2004	2003	2002

Premiums	3,482	3,503	6,297
Net Investment Income	1,601	1,702	1,288
Fee Income	577	539	621

Total Revenue	5,660	5,744	8,206
Client Disbursement & Change in Actuarial Liabilities	4,435	4,693	7,073
Commissions & Other Expenses	975	859	965
Income Taxes	11	37	(27)
Loss (Income) from Discontinued Operations	—	—	(12)

Shareholders’ Net Income	239	155	207

Selected Financial Information
(US$ millions, except as noted)

Total Revenue	4,340	4,083	5,223
Shareholders’ Net Income	184	111	132
Gross Sales
Variable Annuities	1,953	1,973	2,539
Fixed Annuities	472	1,091	1,690
Equity-Indexed Annuities	1,637	525	332
Total	4,062	3,589	4,561

Total AUM (US$ billions)	42.4	40.3	39.3

Sun Life Financial Inc.	19

Management’s Discussion and Analysis

Sun Life Financial United States – Individual Life

Business Profile

SLF U.S.’s Individual Life operations are primarily focused on servicing high net worth individuals in the U.S. market. The business unit focuses on competitively priced, high-quality products including single and joint universal life and variable universal life, COLI/BOLI, and private placement variable annuities and variable universal life products targeted at high net worth customers. The business unit’s core distribution channels, consisting principally of general agents and third-party intermediaries, provide access to its target customers of affluent individuals and business owners.

2004 Accomplishments

•	Implemented a universal life product hedge strategy to help minimize the impact of a low interest rate environment
•	High net worth private placement variable annuities and private placement variable universal life sales grew to US$65 million, a 282% increase from 2003

Financial and Business Results

Individual Life continued to deliver stable performance in 2004. Earnings were US$81 million compared to US$77 million in 2003. The increase was primarily due to higher investment income and a lower effective tax rate due to a change in earnings mix, partially offset by the effect of strain on new business.

Revenue for the year increased US$23 million, reflecting higher investment income and increased sales in core products, partially offset by lower sales in other lines primarily due to the lowering of credited interest rates in 2004.

Sales, excluding COLI and BOLI, were up 20% over 2003. The increase reflected higher sales of the business unit’s high net worth private placement products. COLI and BOLI sales were higher in 2004 as 2003 sales were suppressed by the potential for unfavourable legislative proposals, which were favourably modified in 2004.

Summary Statement of Operations
(C$ millions)	2004	2003	2002

Premiums	2,033	2,243	1,943
Net Investment Income	683	662	701
Fee Income	28	22	19

Total Revenue	2,744	2,927	2,663
Client Disbursement & Change in Actuarial Liabilities	2,200	2,320	2,066
Commissions & Other Expenses	417	456	435
Income Taxes	19	43	46
Par Policyholders’ Income (Loss)	1	2	(2)

Shareholders’ Net Income	107	106	118

Selected Financial Information
(US$ millions)

Total Revenue	2,119	2,096	1,697
Shareholders’ Net Income	81	77	75
Sales — New Annualized Premiums
COLI and BOLI	105	47	138
Other Individual	207	172	120
Premiums and Deposits	2,015	1,818	2,167

Sun Life Financial Inc.	20

Management’s Discussion and Analysis

Sun Life Financial United States – Group Life and Health

Business Profile

SLF U.S.’s Group Life and Health operations provide customer-focused products and services to meet the group benefits needs of primarily small- to medium-sized companies. Group Life and Health leverages its extensive distribution capabilities to market group life, long-term and short-term disability and medical stop-loss products throughout the United States. With strong underwriting expertise and distribution capabilities, the business unit is a competitive provider of group life and disability products to nearly 4 million group plan members. The business unit’s group insurance products are marketed and distributed by its 130 sales representatives in 24 regional sales offices in the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.

2004 Accomplishments

•	Opened four new sales offices
•	Maintained #3 ranking in the stop-loss market based on business in-force
•	Achieved net sales of US$105 million, an increase of 31% from 2003
•	Maintained #9 ranking in group life sales and #13 ranking based on in-force premiums
•	Improved to #14 ranking in long-term disability sales from #15 in 2003, based on annualized premiums
•	Improved to #15 ranking in short-term disability sales from #19 in 2003, based on annualized premiums

Financial and Business Results

Group Life and Health earnings were US$35 million, an increase of 17% compared to 2003. The increase was primarily due to favourable long-term disability claims experience. The operating expense-to-insurance premium ratio increased slightly to 14% in 2004 from 13% a year ago due to additional investment in sales office expansion.

Revenue for the year increased to US$786 million, up US$78 million or 11% primarily driven by higher sales and lower lapses.

Summary Statement of Operations
(C$ millions)	2004	2003	2002

Premiums	950	920	925
Net Investment Income	71	69	80
Fee Income	4	3	3

Total Revenue	1,025	992	1,008
Client Disbursement & Change in Actuarial Liabilities	695	696	699
Commissions & Other Expenses	260	237	241
Income Taxes	25	17	19

Shareholders’ Net Income	45	42	49

Selected Financial Information
(US$ millions)

Total Revenue	786	708	642
Shareholders’ Net Income	35	30	31
Business In-Force	874	764	683

Sun Life Financial Inc.	21

Management’s Discussion and Analysis

MFS INVESTMENT MANAGEMENT

Business Profile

MFS is a major U.S.-based investment management company, offering products and services in the U.S. and other global markets to both retail and institutional investors. MFS provides individual investors with mutual funds, college and retirement savings plans, variable annuities, separate accounts and offshore investment products. MFS serves institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds and insurance company assets. MFS distributes retail products primarily through financial intermediaries providing sales support, product administration and client service. Institutional clients are targeted through a direct sales force and the independent consultant network. As at December 31, 2004, the Company’s ownership interest in MFS was 94.8%, with the remainder owned by MFS’s employees.

Industry Profile

The investment management industry is highly competitive, driven by investment performance and customer service. High profile mutual fund regulatory investigations in the U.S. in 2004 affected the industry and are expected to increase the cost of operations. Retail sales of many large fund groups, including MFS, were hampered by highly publicized investigations and enforcement proceedings by the SEC, the New York Attorney General and other U.S. regulators, while institutional clients have been quicker to refocus on managers’ ability to deliver performance. Lingering results of the recent three-year equity bear market have focused advisors on asset diversification and lower expected investment returns.

Competitive Position

MFS is a global asset manager with total assets under management of US$146.2 billion as at December 31, 2004.

•	11th largest retail mutual fund company based on long-term assets under management(1) of US$75 billion at December 31, 2004
•	5th largest investment manager of variable annuity assets as at September 30, 2004
•	Over 25% of gross sales are sourced from non-U.S. retail and institutional clients supported by 15 global offices
•	Serves over 5 million investor accounts

Strategy

•	Achieve superior long-term investment performance built on the strength of investment research
•	Broaden business platform to include added focus on institutional and international products
•	Improve position in the U.S. retail distribution channel with superior products, quality service and value-added sales support
•	Diversify mix of assets under management across full range of asset categories
•	Capitalize on efficient operating infrastructure

2004 Accomplishments

•	Implemented operational and compliance changes to address regulatory concerns
•	Launched industry-leading initiatives in elimination of “soft dollar” arrangements, improved shareholder expense reporting and independent fund governance

•	82% of funds ranked in the top half of their respective categories by Lipper Inc.(2) for 1-year performance

2005 Priorities

•	Continue to re-establish investor confidence in the MFS brand
•	Continue to improve performance in U.S. equity products
•	Build on global diversification of product lines

(1)	Long-term open-end mutual funds, excluding closed-end and money market funds .
(2)	Lipper Inc. is an independent company providing mutual fund analysis and benchmarking services.

Sun Life Financial Inc.	22

Management’s Discussion and Analysis

Financial and Business Results

MFS’s 2004 operating earnings were up $5 million or 3% from 2003 levels in spite of the strengthening of the Canadian dollar against the U.S. currency during 2004, which decreased MFS’s earnings by $13 million. Additional costs for legal and compliance initiatives as well as higher expenses due to the elimination of “soft dollar” arrangements added to ongoing operating expenses. MFS incurred negative net asset flows of US$8.9 billion in 2004; however, this was more than offset by positive market action. Overall, assets under management were US$146 billion as at December 31, 2004, an increase of 4% for the year.

Revenue for the year of US$1.3 billion was up 8% on higher average net assets. Net income for MFS totalled US$88 million compared to a loss of US$39 million for 2003. Excluding the after-tax charges of US$45 million in 2004 and US$160 million in 2003 for the cost of regulatory settlements, operating earnings increased 10% from US$121 million in 2003 to US$133 million in 2004. This increase reflected the benefits of improved equity markets, partially offset by increased expenses and a reduction in revenues resulting from previous regulatory issues.

Summary Statement of Operations
(C$ millions)	2004	2003	2002

Net Investment Income	(1)	(9)	9
Fee Income	1,701	1,693	1,970

Total Revenue	1,700	1,684	1,979
Commissions & Other Expenses	1,471	1,727	1,673
Income Taxes	108	5	109
Non-Controlling Interests in Net Income of Subsidiaries	7	(5)	23

Shareholders’ Net Income (Loss) — Reported	114	(43)	174
Less Regulatory Settlement Provisions	(59)	(211)	—

Shareholders’ Net Income - Operating	173	168	174

Selected Financial Information
(US$ millions, except as noted)

Total Revenue	1,306	1,206	1,260
Shareholders’ Net Income
- Reported	88	(39)	111
- Operating	133	121	111
Sales (US$ billions)
Gross	29.5	34.2	35.8
Net	(8.9)	4.2	3.2
AUM (US$ billions)	146	140	113
Average Net Assets (US$ billions)	138	125	123

Gross sales remained strong despite a difficult retail mutual fund environment. Total sales by MFS for the year ended December 31, 2004 of US$29.5 billion were down 14% from 2003 primarily due to a decline of US$4.4 billion in sales of retail funds.

Redemptions slowed and net sales showed significant signs of improvement in the second half of 2004. Net outflows peaked in the second quarter of 2004 due to regulatory concerns and underperformance in certain investment categories. Net flows improved to US$139 million in the fourth quarter of 2004 driven by demand for institutional products.

MFS’s portfolio of assets under management has become more diversified, with its mutual fund assets as a percentage of total AUM decreasing from 66% in 2002 to 59% in 2004.

Outlook

Positive net asset flows are expected to return in 2005 with a continued slowing of redemption activity combined with ongoing expansion in institutional and offshore distribution channels.

MFS made significant progress in 2004 in instituting investor-friendly reforms to address regulatory issues affecting the U.S. mutual fund industry and to implement its settlements with the SEC and other U.S. regulators. During 2004, MFS hired several industry veterans to oversee corporate governance and compliance issues, strengthened measures to discourage frequent trading of its funds, eliminated “soft-dollar” arrangements with brokers that trade stocks on MFS’s behalf, and lowered management fees on certain of its funds. These initiatives are restoring investor confidence in the MFS brand and will enhance future growth potential.

In the regulatory settlement with the Office of the New York Attorney General on February 5, 2004, MFS agreed to reduce its fees on certain funds by approximately US$25 million per year for five years.

Sun Life Financial Inc.	23

Management’s Discussion and Analysis

SUN LIFE FINANCIAL ASIA

Business Profile

SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia, and through joint ventures with local partners in India and China. The Company’s Hong Kong-based Regional Headquarters provides an oversight role, acts as a value-added catalyst by providing general business development support to the business units and is responsible for regional expansion.

SLF Asia provides individual life insurance products and services in all business units, and savings, retirement and pension products and services in India and the Philippines. Group insurance is also offered in the Philippines and India.

Industry Profile

SLF Asia operates in environments ranging from well-developed markets to largely state-dominated, emerging markets. Life insurance penetration(1) ranges from slightly over 6% in Hong Kong to under 1% in Indonesia. The regulatory environments in which SLF Asia operates continue to evolve. In India, movements towards market liberalization could allow increased ownership by foreign companies of local joint venture life insurance businesses. As part of the conditions for its membership in the World Trade Organization, China opened the group insurance market and lifted restrictions on city expansion in December 2004, providing further business development opportunities to foreign participants. Regulators in several jurisdictions have also imposed stricter licensing requirements on agents, which should improve agent quality and productivity.

Competitive Position(2)

•	2nd in life insurance by total premiums and 3rd in mutual funds by assets under management in the Philippines
•	2nd largest private insurer for individual and group business in India through joint venture operations, based on adjusted annualized first year premiums(3)

Strategy

SLF Asia’s goal is to become a significant contributor to the Company’s consolidated revenues and net income over the medium term. The business segment’s strategy is to focus on becoming or remaining among one of the top three participants in each of the market segments in which it operates.

2004 Accomplishments

•	Sales grew by 88% over 2003 to $240 million. Without currency fluctuations, the growth rate would have been 98%
•	In April 2004, the China joint venture started selling life insurance products in Beijing, the capital of the People’s Republic of China

•	The Indonesia operation’s field force increased by 45%, driving a sales increase of 93% over 2003
•	Strengthened the agency channel by increasing the number of agents across the region by 18%
•	Completed the migration to a new life insurance administration system in Hong Kong with a similar initiative to be completed in Indonesia in the first quarter of 2005, providing increased efficiencies, cross business unit synergy, and a platform for improved customer service

•	Integrated the operations of the three subsidiaries in the Philippines resulting in significant productivity improvement
•	On November 19, 2004, Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright), the Company’s joint venture in China, signed a national cooperation agreement with the Agricultural Bank of China to market life insurance through the bank’s branches nationwide, starting in Tianjin and Beijing

•	Agreed to acquire the mutual fund business of Alliance Capital Management (India) Private Limited in India. The transaction is expected to close during the second quarter of 2005

(1)	Premium as percentage of Gross Domestic Product. Source: Swiss Re – Sigma, volume 3/2004.
(2)	Competitive statistics are based on published information at and for the year ended December 31, 2004 or the information available for the latest period before December 31, 2004.
(3)	Adjusted annualized first year premiums include single premium at 10%.

Sun Life Financial Inc.	24

Management’s Discussion and Analysis

2005 Priorities

•	Focus on building capability to support market expansion in China

•	Continue to focus on sales growth with further expansion of career agency channel in all country operations and additional focus on channel diversification

•	Continue to focus on customer service initiatives to leverage recent investments in individual insurance administration technology
•	Integrate the Alliance Capital mutual fund assets under management with India operations to maximize the benefits of this acquisition

Financial and Business Results

SLF Asia contributed $45 million in shareholders’ net income for the year ended December 31, 2004, representing a 22% increase over the $37 million earned in 2003. Higher investment yields in Hong Kong and the beneficial effect of expense management initiatives in the Philippines reflected in the fourth quarter, contributed to the increase in earnings over 2003. The increase was partially offset by the strengthening of the Canadian dollar during 2004, which reduced earnings by $7 million.

Notwithstanding a continued depreciation in local currencies relative to the Canadian dollar in 2004, SLF Asia’s premium revenue grew by 22% over 2003 with strong sales and good persistency.

Higher profitability combined with prudent capital investments for long-term growth improved SLF Asia’s ROE to 10.3% from 7.8% a year ago.

Summary Statement of Operations
($millions, except as noted)	2004	2003	2002

Premiums	515	421	504
Net Investment Income	179	162	155
Fee Income	3	4	2

Total Revenue	697	587	661
Client Disbursements & Change in Actuarial Liabilities	482	388	450
Commissions & Other Expenses	156	150	176
Income Taxes	14	12	11

Shareholders’ Net Income	45	37	24

Selected Financial Information

Return on Equity	10.3%	7.8%	4.8%
Sales – New Annualized Premiums
Individual Life *	240	128	105
Total AUM ($ billions)	2.4	2.1	2.2

* Includes 100% of sales for joint ventures. Individual life sales would be $162 million, $97 million and $92 million for 2004, 2003 and 2002, respectively, if joint venture sales were included at 50%.

The Philippines

The Company offers customized financial product solutions in the Philippines, including individual life insurance, group insurance, educational and pension savings plans, and mutual funds. These products are distributed mainly to high net worth individuals, business owners and professional communities, primarily through a career agency force as well as institutional dealers and brokers. With a solid reputation in the country, Sun Life Financial’s Philippines operations had a #2 position in the life insurance market by total insurance premiums, #3 in mutual funds by assets under management, and reached #5 in sales of savings plans in 2004 based on initial contribution. The Philippines registered a 25% increase in sales in local currency, driven largely by higher savings plan sales.

Hong Kong

Sun Life Financial’s Hong Kong operation offers traditional, universal life and unit-linked products to the mass and affluent markets in Hong Kong through a multi-channel distribution strategy.

Sales of HK$240 million in 2004 improved 41% over 2003 as actions to strengthen the operation’s agency channel were realized and agent numbers more than doubled. The Hong Kong operation is pursuing additional bancassurance arrangements and is in the final stages of developing a new distribution arrangement for unit-linked products.

India

Birla Sun Life Insurance Company Limited (Birla Sun Life), the Company’s life insurance joint venture in India, markets a full line of individual life insurance and pension products to the upscale market segment through a career agent sales force of over 9,500 as well as bancassurance and alternate channels. In addition, Birla Sun Life provides group life and pension products to multi-national corporations and some of the largest local companies.

Birla Sun Life completed its third year of operations in 2004 with total individual and group insurance sales growth of 178% over the prior year in local currency. The success of Birla Sun Life can be attributed to strong brand recognition, product innovation and a multi-channel distribution network. As at the end of 2004, Birla Sun Life ranked second in the private sector in individual life insurance with adjusted first year premiums of $142 million and was one of the leading group insurance and pension providers.

Sun Life Financial Inc.	25

Management’s Discussion and Analysis

Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full array of mutual fund products through over 2,500 distributors. At the end of 2004, it was the fifth largest private mutual fund company in India by assets under management.

China

Sun Life Everbright, the Company’s joint venture in China, attained a significant milestone in April 2004, expanding operations into Beijing. Sun Life Everbright sells a comprehensive range of traditional, unit-linked and participating life insurance products in both Tianjin and Beijing primarily through career agents.

Indonesia

SLF Asia’s Indonesian operations distribute traditional and unit-linked individual life insurance in Indonesia through a career agency force.

With a 45% increase in number of agents, higher agent productivity and larger average case size, total sales in 2004 doubled the 2003 level in local currency.

Outlook

Notwithstanding the challenges specific to each market, all regions and markets in which SLF Asia participates offer opportunity for long-term organic growth. In the Philippines, while competition is intensifying and the government is expected to tighten its policies to curb inflation, the Company is well positioned to take on the challenges ahead with the recent integration of its three subsidiaries and the diversification and expansion of its distribution channels.

While competition in the Indian insurance and mutual fund industries continues to intensify, the Company believes its joint ventures have the brand recognition, solid infrastructure, and necessary economies of scale to compete effectively in this high growth market. The Company has the right to increase ownership in Birla Sun Life when the restrictions on foreign ownership of Indian insurance companies are lifted. With the removal of most restrictions on geographical and cross-industry expansion in late 2004 in accordance with WTO accession, China presents excellent growth opportunities. To capitalize on these opportunities, Sun Life Everbright is focusing on agent recruitment, expansion into new cities, and the evaluation of entering the group insurance market in China.

Sun Life Financial Inc.	26

SUN LIFE FINANCIAL UNITED KINGDOM

Business Profile

SLF U.K. manages a large block of in-force life and pension policies. SLF U.K. no longer offers products to new customers and the in-force policies constitute a run-off block of business. This business is managed by a small corporate governance team and most functions have been outsourced to external service providers.

Strategy

•	Realize the underlying value of in-force business
•	Maximize ROE by effective capital management
•	Minimize operational risks and regulatory exposure

2004 Accomplishments

•	Continued to produce 20% ROE and maximize shareholder value
•	Continued to maintain a high level of customer service
•	Reduced unit administration costs of in-force individual insurance business by 11% from 2003
•	Established a risk-based capital regime to provide greater certainty to future capital plans

2005 Priorities

•	Deliver stable net income from the underlying insurance business
•	Continue to manage costs to maintain the current level of unit administration costs of in-force business
•	Continue to improve quality and content of customer service communications
•	Continue to maximize shareholder value

Financial and Business Results

For the year ended December 31, 2004, SLF U.K. earned $173 million compared to $203 million for 2003. The strengthening of the British pound against the Canadian dollar during 2004 increased earnings by $7 million.

In local currency, 2004 earnings of £73 million were £16 million pounds lower than 2003. The decrease was primarily due to additional provisions for policyholder liabilities and reduced earnings in the group life business as a result of adverse claims experience, partially offset by the effect of a lower effective tax rate due to the favourable outcome of tax negotiations in the fourth quarter of 2004. ROE decreased to 20.6% from 21.5% in 2003, primarily reflecting the impact of lower earnings from the group insurance business.

Revenue declined by £103 million in 2004 compared to 2003 primarily due to the sale of the group business and lower individual insurance premiums as the closed block of business runs off. The group life business will have substantially run off by the end of 2005.

Summary Statement of Operations
(C$ millions)	2004	2003	2002

Premiums	530	724	990
Net Investment Income	630	626	730
Fee Income	98	93	108

Total Revenue	1,258	1,443	1,828
Client Disbursement & Change in Actuarial Liabilities	958	1069	1426
Commissions & Other Expenses	131	163	230
Income Taxes	(4)	8	(18)

Shareholders’ Net Income	173	203	190

Selected Financial Information
(£ millions, except as noted)

Total Revenue	528	631	779
Shareholders’ Net Income	73	89	81
Return on Equity	20.6%	21.5%	21.9%
Total AUM (£ billions)	7.5	7.7	7.8

Sun Life Financial Inc.	27

Management’s Discussion and Analysis

CORPORATE CAPITAL

Business Profile

Corporate Capital refers to investment income, expenses, capital and other items not allocated to the Company’s operating units. This business segment also includes the Company’s run-off reinsurance line, which is a closed block of mostly accident and health reinsurance business.

2004 Accomplishments

•	Purchased and cancelled approximately 10 million shares as part of the stock repurchase program
•	Redeemed $250 million of subordinated debentures

2005 Priorities

•	Use the capital management flexibility created by the corporate reorganization(1) and continue to optimize the Company’s overall capital structure

•	Enhance shareholder value through share repurchases of up to $500 million

Financial and Business Results

For the year ended December 31, 2004, Corporate Capital reported a loss of $9 million compared to a loss of $20 million in 2003. The reduced losses were largely due to improved results in run-off reinsurance and lower debt carrying costs, partially offset by fourth quarter foreign exchange losses related to capital transactions with non-domestic operations and reduced gains on the purchase by MFS management of shares in MFS. In addition, the 2003 results included a gain on the sale of the U.K. group business that was only partially offset by the 2004 gain from the sale of IQON Financial Management Inc. (IQON).

Summary Statement of Operations*
($ millions)	2004	2003	2002**

Premiums	39	127	71
Net Investment Income	55	(55)	194
Fee Income	(44)	(29)	(72)

Total Revenue	50	43	193
Client Disbursements & Change in Actuarial Liabilities	138	(77)	500
Commissions & Other Expenses	31	158	109
Income Taxes	(169)	(77)	(233)
Non-controlling Interests in Net Income of Subsidiaries	59	59	46
Loss (Income) from Discontinued Operations	—	—	48

Shareholders’ Net Income (Loss)	(9)	(20)	(277)

*	Including consolidation adjustments related to activities between segments.

**	As restated.

(1)	As described in this MD&A under “Corporate Developments - Corporate Reorganization” on page 29.

Sun Life Financial Inc.	28

Management’s Discussion and Analysis

CORPORATE DEVELOPMENTS

The following significant developments occurred in 2004.

Corporate Reorganization

On October 28, 2004, SLF Inc. and its wholly-owned subsidiary, Sun Life Assurance, announced their intention, subject to receipt of regulatory approvals, to carry out a reorganization plan under which most of Sun Life Assurance’s asset management businesses in Canada and the United States, including the majority of its U.S. annuities business, would be transferred to Sun Life Financial Corp., a newly incorporated subsidiary of SLF Inc. (the Reorganization). The Reorganization was completed on January 4, 2005.

Under the Reorganization, Sun Life Assurance transferred its shares of CI Funds, McLean Budden, Massachusetts Financial Services Company and its other U.S. subsidiaries to the new subsidiary. After the Reorganization, the operations remaining in Sun Life Assurance consist primarily of the life, health and annuities businesses of the Company’s Canadian operations, most of the life and health businesses of its United States operations, and all of its operations in the United Kingdom and Asia.

The Reorganization allows Sun Life Financial to position itself to benefit from the revised draft capital guidelines for life insurance holding companies recently issued by OSFI.

Sale of IQON and Synera to CI Funds

On June 3, 2004, Sun Life Assurance sold two distribution subsidiaries, IQON and Synera Financial Services Inc., to Assante Corporation, a subsidiary of CI Funds in which the Company holds a 34% equity interest. The sale reflects the further development of the Company’s strategic partnership with CI Funds, as well as another step in the evolution of its wholesale distribution strategy in Canada.

Beijing Expansion

In April 2004, Sun Life Everbright started selling life insurance products in Beijing, China. Between its start-up and the end of 2004, the Beijing operations accounted for 14% of the joint venture’s total sales in local currency. The Company is actively seeking to expand into other cities in China.

Share Repurchase Program

SLF Inc. continued its share repurchase program in 2004, and repurchased approximately 10 million common shares at a cost of $388 million. On January 6, 2005, SLF Inc. renewed its repurchase program for 2005 for the purchase of up to 5% of its outstanding common shares, starting January 12, 2005.

Increased Quarterly Shareholder Dividends

In 2004, SLF Inc. increased its quarterly common share dividend by 29%, reflecting the Company’s strong financial performance, continued capital strength and positive outlook for the Company’s future. The quarterly dividend payout per common share was increased from $0.17 to $0.21 in the first quarter of 2004, and from $0.21 to $0.22 in the third quarter of 2004. In July 2004, the Board of Directors set a new target dividend payout ratio of 25% to 35%, up from the previous level of 20% to 30%.

On January 27, 2005, the Board of Directors approved an additional 9% increase in the quarterly dividend to $0.24 per share.

Redemption of Subordinated Debentures

On November 15, 2004, Sun Life Assurance redeemed $250 million of its outstanding debentures, representing all of the 5.8% Debentures, Series 1, due May 15, 2013. The debentures were originally issued by Clarica.

Issuance of Preferred Shares

On February 8, 2005, the Board of Directors of SLF Inc. announced a domestic public offering of $300 million of Class A Non-Cumulative Preferred Shares, Series 1. The preferred shares will be priced at $25 per share and will pay non-cumulative quarterly dividends of $0.297 per share, yielding 4.75% annually.

Redemption of Class E Preferred Shares

On February 8, 2005, Sun Life Assurance announced that, subject to receipt of regulatory approval, it intends to redeem all of its Non-Cumulative Redeemable Class E Preferred Shares, Series 1 on June 30, 2005, for $25.00 per share plus declared but unpaid dividends thereon.

Sun Life Financial Inc.	29

Management’s Discussion and Analysis

CRITICAL ACCOUNTING ESTIMATES

SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 8, 9 and 12 to SLF Inc.’s 2004 Consolidated Financial Statements. These policies require management to make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by SLF Inc.’s independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.

BENEFITS TO POLICYHOLDERS

The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make certain assumptions about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of its products.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about the timing and amount of many events, including death, accident or sickness, investment, inflation, policy termination, expenses, taxes, premiums, commissions and policyholder dividends. The general approaches to the setting of the assumptions used by SLF Inc. are described later in this section.

SLF Inc. uses best estimate assumptions for expected future experience. Uncertainty is inherent in the process, as no one can accurately predict the future. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.

In determining these provisions, the Company ensures:

•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

With the passage of time and resulting reduction in estimation risk, the provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.

Mortality

Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is combined with industry experience, since the Company’s own experience is insufficient to be statistically reliable. Assumed future mortality rates on annuities are adjusted to reflect expected improvements in mortality. Assumed mortality rates for life insurance contracts do not reflect any future improvement that might occur.

For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $106 million. For products for which lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $32 million.

Morbidity

Morbidity refers to the rate of accident or sickness, and recovery therefrom, for a defined group of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada, the Company offers critical illness policies and long-term care on an individual basis. Medical stop-loss insurance is offered on a group basis in the United States. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products for which the morbidity is a significant assumption, a 1% change in that assumption would reduce net income by $13 million.

Policy Termination Rates

Policyholders may allow their policies to terminate prior to the end of the contractual coverage periods by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates vary by plan, age at issue, method of premium payment

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Management’s Discussion and Analysis

and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.

For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would be decreased by $62 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products for which more terminations would be financially adverse to the Company, net income would be decreased by $62 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).

Equity Markets

For certain products, the value of the Company’s obligations to policyholders is dependent on assumptions about the future level of equity markets. The equity market return sensitivity is provided for in the actuarial liabilities for all such products, with adequate provisions to absorb moderate changes in rates of equity market return.

For participating insurance products, the effect of changes in equity market movements is largely passed through to policyholders as changes to the amount of dividends declared in accordance with the normal operation of these policies according to their contractual terms.

The actuarial liabilities for guarantees offered under certain blocks of business have significant sensitivity to changes in expected equity market returns. For example, for variable annuity guarantees primarily in the U.S. (including reinsured business) and for certain annuity options in the U.K., a 1% reduction in the expected long-term equity market return assumption would decrease net income by $65 million in respect of these guarantees.

Interest Rates

Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in the interest rate environment is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms.

An immediate 1% parallel increase in interest rates at December 31, 2004, across the entire yield curve would result in an estimated increase in net income of $36 million arising from the change in actuarial liabilities. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $134 million.

Asset Default

In addition to the allowances for losses on invested assets outlined in Note 8 to SLF Inc.’s 2004 Consolidated Financial Statements, the actuarial liabilities at December 31, 2004, included an amount of $2.2 billion determined on a pre-tax basis to provide for possible future asset defaults and loss of asset value. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.

Operating Expenses and Inflation

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries. The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $248 million.

FAIR VALUE OF INVESTMENTS

As described in Note 1 to SLF Inc.’s 2004 Consolidated Financial Statements, stocks, including certain other equity type investments, and real estate are originally recorded at cost and the carrying value is adjusted toward fair value each quarter at rates of 5% for stocks and 3% for real estate. Fair values of stocks and certain other equity investments are disclosed in Note 8 of SLF Inc.’s 2004 Consolidated Financial Statements and are based on quoted market prices or references to market values for similar investments. For real estate, market values are determined by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties.

Certain equity derivatives are accounted for on the same basis as stocks, while other equity index futures, swaps, forwards and options are reported at their fair values on the balance sheet with increases and decreases in their values reported in net investment income. Further details are set out in Note 1 to SLF Inc.’s 2004 Consolidated Financial Statements. Fair values of interest rate swap and foreign exchange contracts are determined by discounting expected future cash flows using market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on quoted market prices or the value of the underlying securities or indices.

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Management’s Discussion and Analysis

Market values are subject to fluctuations as economic and business conditions change. Where a readily observable market value is not available, management judgment is required in the process of determining fair market values. As at December 31, 2004, the market value of stocks, including certain other equity type investments, and real estate comprised approximately 8% of the market value of total invested assets.

ALLOWANCE FOR INVESTMENT LOSSES

The Company had total general fund invested assets of $96.9 billion as at December 31, 2004, the majority of which was invested in medium- to long-term, high-quality fixed income instruments. The Company maintains a prudent policy in setting the allowance for investment losses. Comprehensive reviews are performed on the Company’s invested assets on a regular basis. Management considers various factors to identify invested assets of potential concern. In addition to the Company’s ability and intent to hold the invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.

When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its estimated recoverable amount. The determination of the estimated recoverable amount is based on estimates of net realizable value. The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest because of a general deterioration of a particular business sector. These allowances represent management’s best estimate, based on market conditions, of probable losses within a portfolio that have not yet been specifically identified. Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.

As at December 31, 2004, the Company’s total impaired assets, net of specific allowances of $165 million, amounted to $276 million. The corresponding market value of these impaired assets was approximately $286 million as at December 31, 2004.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill is not amortized. The Company had a carrying value of $5.5 billion in goodwill as at December 31, 2004, consisting primarily of $3.7 billion arising from the Clarica acquisition and $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States.

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. As at December 31, 2004, the Company’s finite-life intangible assets had a carrying value of $579 million, reflecting primarily the value of certain distribution channels and asset administration contracts acquired as part of the IFMG and Clarica acquisitions. The Company’s indefinite-life intangible assets had a carrying value of $916 million, reflecting fund management contracts, brand name and state licenses.

Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.

Indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.

The fair value is determined using various valuation models. These models require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. Management believes that the assumptions used are reasonable and supportable based on the current economic and industry environment. As at December 31, 2004, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite-life intangible assets were well in excess of their carrying values.

INCOME TAXES

Sun Life Financial’s provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements of operations for a particular period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.

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Management’s Discussion and Analysis

ACCOUNTING POLICIES

Changes in Accounting Policies in 2004

In 2004, SLF Inc. adopted certain new accounting standards and policies that are detailed in Note 2 to SLF Inc.’s 2004 Consolidated Financial Statements. None of these changes are considered material to the determination of the Company’s financial position or results.

Future Adoption

Consolidation of Variable Interest Entities

The Company adopted Consolidation of Variable Interest Entities, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on January 1, 2005. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs), in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Guideline requires that all entities be designated as either voting interest entities or variable interest entities. VIEs are subject to consolidation by the Primary Beneficiary which is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns, as defined in the Guideline.

In August 2004, Accounting Guideline 15 was revised to ensure that the original CICA Handbook Guideline was harmonized with revised Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, the U.S. GAAP equivalent of Accounting Guideline 15. The impact of this change was that SLF Inc. reclassified approximately $1.2 billion of non-controlling interest in subsidiaries to senior debentures recorded in other liabilities. Additional details of the impact of this Guideline are summarized in Section D, “Variable Interest Entities”, in Note 23 to SLF Inc.’s 2004 Consolidated Financial Statements.

Financial Instruments – Disclosure and Presentation

The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares must be classified as debt. The Company does not expect these amendments to have a material impact on its consolidated financial statements.

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Management’s Discussion and Analysis

RISK MANAGEMENT

Introduction

The Company’s enterprise-wide risk management framework establishes processes and requirements for risk measurement and worldwide practices. It provides oversight to the risk management activities within major operating areas and business units. It is designed to provide discipline and consistency to the practice of risk management in all business units.

Risk Framework

Objectives

The framework specifies the four key objectives of the risk management program: (i) avoid risks that could materially affect the value of the Company, (ii) contribute to sustainable earnings, (iii) take risks that the Company can manage in order to increase returns, and (iv) provide transparency of the Company’s risks through internal and external reporting.

Risk Philosophy

The Company is in the business of accepting risks for appropriate return. It will take on those risks that meet the objectives of the organization. The program design aligns risk management with the corporate vision and strategy and embeds it within the business management practices of the business units.

Risk Culture

The Company aspires to a risk culture that supports an effective risk management program. The elements of this risk culture include (i) acting with integrity, (ii) understanding the impact of risk on our customers, (iii) embedding risk management into the business, (iv) promoting full and transparent communications, (v) collaboration and (vi) alignment of objectives and incentives.

Accountabilities

Accountability provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, oversees management’s approach to risk management. The committee’s key areas of focus include responsibility for ensuring that the major areas of risk of the Company’s business activities are identified and reviewed by management, and approving, and reviewing compliance with, the policies and programs implemented by the Company for the management and control of risk. Management is responsible for the management of risk and for reporting on key risk issues to the committee on a regular basis.

Key Risk Processes

The Company has a formal risk management program implemented by management in each business group. This program includes a process that applies qualitative and quantitative analysis of the risk exposures, with appropriate reporting to senior management and the Board of Directors. The results of this reporting are used to develop an annual Company-wide view of the most significant risks, which is reported to the Risk Review Committee.

Risk Identification

The Company has established a formal risk identification program in which management of each business group identifies the current key risks that may impact the business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposure. Using the input from the business groups, the Company also identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Risk Review Committee on an annual basis.

Business Practices Reviews

The Company reviews its business practices on an ongoing basis in light of evolving and emerging business practices and standards and legal and regulatory requirements.

Risk Categories

The risks facing the Company can generally be classified into four categories:

•	Market risk: the uncertainty arising from changes in market prices or indices and the cost of embedded options and guarantees related to equity markets and/or interest rates

•	Credit risk: the uncertainty surrounding the likelihood of default or credit downgrade
•	Insurance risk: the uncertainty due to differences between the actual and expected amounts of claims and benefit payments and the cost of embedded options and guarantees related to insurance risks

•	Operational risk: the uncertainty arising from events caused by failures of people, process and technology as well as external dependencies

Risk Measurement

Market Risk Tolerance and Earnings-at-Risk

The Company has established market risk tolerance limits that set out the maximum target income sensitivity of business groups to changes in interest rates, and equity and foreign exchange markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.

To complement the above, the Company has also developed an Earnings-at-Risk measurement model. The

Sun Life Financial Inc.	34

Management’s Discussion and Analysis

model provides to management and the Risk Review Committee an analysis of capital market risks. The Earnings-at-Risk model is also able to project a distribution of possible deviations of earnings to further assist in risk management activities.

Sensitivity of Earnings

The following table sets out the sensitivity of the Company’s earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Increase (Decrease)
($ millions)	in Earnings

Interest Rate Sensitivity (1)
1% Increase	45
1% Decrease	(99)
Equity Market Sensitivity (2)
10% Increase	75
10% Decrease	(91)

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.
(2)	Represents the percentage change in equity markets.

Risk Policies

The Company has adopted worldwide consolidated risk management policies to provide a consistent approach to measurement, mitigation and control and monitoring of risk exposures. Risk policies have been established with respect to the major risks facing the Company.

Market Risk

Asset/Liability Management

The Company’s asset/liability management maximizes the long-term economic value within established risk tolerance limits and constraints. The Company’s insurance liabilities are segmented according to major product type with investment guidelines established for each segment. Asset mix, asset quality, liquidity and interest rate exposure are regularly measured and compared to policy objectives and liability requirements for each product segment.

Interest rate risk is the risk of asset-liability mismatch resulting from interest rate volatility.

To manage interest rate risk, the Company has a matching policy for each portfolio of assets and associated liabilities in order to keep potential losses within acceptable limits. For interest-sensitive business lines, such as individual and group annuities, the primary approach is to manage the sensitivity of the duration gap between assets, liabilities and off-balance sheet instruments to interest rate changes. Specifically, the Company employs a “key rate duration” technique that examines the duration gap of assets and liabilities at discrete points on the yield curve. These gaps are managed within specified tolerance limits.

Market risk is the uncertainty arising from changes in market prices or indices and the cost of embedded options and guarantees related to equity markets and/or interest rates.

The Company’s exposure to market risk is monitored and managed against established risk tolerance limits, using the Earnings-at-Risk monitoring tools noted above. Individual Added by SLF U.S. to distinguish from VA stock holdings stock holdings are diversified by industry type and corporate entity.

Real estate holdings are diversified by location and property type. The effects of a large and sustained adverse market movement in real estate values are regularly monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques.

Other important factors to consider in assessing the Company’s exposure to market risk include the use of derivatives and the Company’s policies regarding liquidity management and foreign exchange risk. For additional discussion on the Company’s use of derivatives and its policies on liquidity management, see pages 40 to 45 in this MD&A under the heading “Financial Position and Liquidity”. Discussion of the impact of currency fluctuations and other risk factors can be found on pages 22 to 26 in SLF Inc.’s 2004 AIF under the heading “Risk Factors”.

Credit Risk

Credit Risk Management

Credit risk is the uncertainty surrounding the likelihood of default or credit downgrade.

To manage credit risk associated with fixed income investments, the Company uses detailed credit and underwriting policies, detailed diversification requirements, comprehensive due diligence and aggregate counterparty exposure limits within fixed income portfolios. A numerical credit risk factor is assigned to all fixed income investments and an aggregate credit risk factor is developed for major operations and the Company in aggregate, which are monitored against pre-established limits and reported periodically to the Board of Directors. Provisions for impaired assets are charged against the carrying value of the assets. Allowances for possible future asset defaults are also provided for in the actuarial liabilities of the Company.

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Management’s Discussion and Analysis

Reinsurance Ceded Risk Management

Reinsurance ceded risk is the counterparty risk relating to externally reinsuring exposures.

The Company maintains a reinsurance ceded policy to establish limits and to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These limits are also consolidated across operations to capture total exposure to any single reinsurer.

Insurance Risk

Product Design and Pricing Risk

Product design and pricing risk arises from inappropriate or inadequate product design and pricing including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, rates of policy termination, and taxes.

To manage product design and pricing risk the Company sets standards and guidelines that address product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes. The product design and pricing risk management process also includes completion of an annual compliance assessment by all business units and the internal audit of business unit pricing processes on a rotating basis.

Mortality and Morbidity Risk Management

Mortality and morbidity risk is the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies.

To manage mortality and morbidity risk, the Company follows detailed uniform underwriting procedures to determine the insurability of applicants and to manage exposure to large claims. Underwriting requirements are regularly scrutinized against industry guidelines.

Group insurance policies are underwritten prior to the issue of the policy and again at each renewal period. The Company’s group insurance underwriting is driven by risk selection, plan design and rating techniques.

The risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained. These limits vary by geographic region. Amounts in excess of these limits are reinsured.

Operational Risk

Operational Risk Management

Operational risk is the uncertainty arising from events caused by failures of people, processes or technology as well as external dependencies.

To manage operational risk, the Company has worldwide policies and guidelines as well as specific policies and guidelines for each business which it operates.

The Company also maintains a comprehensive insurance program that provides protection against potential losses. This program includes appropriate levels of self-insurance. The Company’s environmental risk management program is designed to help protect investment assets from losses due to environmental issues and to help ensure compliance with applicable laws. Environmental risks arise primarily from the Company’s real estate, mortgage and structured finance portfolios. The senior investment officer in each business group is responsible for ensuring that the local environmental policy is appropriate for local operating conditions.

A description of the Company’s risk factors can be found on pages 22 to 26 of SLF Inc.’s 2004 AIF under the heading “Risk Factors”.

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Management’s Discussion and Analysis

INVESTMENTS

The Company holds a diverse set of investment portfolios for its general funds. The Company maintains prudent, uniform investment policies for the general funds with specific guidelines appropriate for each of its business groups and focuses on maintaining high-quality, well-diversified portfolios that are appropriate for its general fund obligations. The investment of the Company’s general funds is described below.

Investment Policies

The primary aim of the Company for its general fund assets is to ensure that all investments are properly aligned with business objectives, including ensuring policyholder obligations are being met and that adequate liquidity is maintained at all times. The Risk Review Committee regularly reviews and approves investment policies that set prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis. Management is also required to advise the Risk Review Committee annually whether there has been adherence to these policies.

Investment Profile

The Company had total consolidated general fund invested assets of $96.9 billion at December 31, 2004, compared to $97.2 billion at December 31, 2003. The decrease was primarily due to the strengthening of the Canadian dollar against foreign currencies during 2004, which reduced assets by $3.0 billion, partially offset by the impact of growth in business during the year.

The investment portfolio is broadly diversified and carefully managed with respect to the nature of the Company’s underlying policyholder obligations. The Company invests the majority of its general funds in medium- to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is very conservative, with approximately 90 Includes policy loans but exclude stocks, real estates, and other invested assets% of the general funds in cash and fixed income investments as at December 31, 2004. Real estate comprised 3% of the general funds, of which approximately 68% related to the participating policyholders’ account. Common stock comprised approximately 4% of the general funds, of which approximately 73% was related to the participating policyholders’ account. The Company’s shareholders’ net income is not materially affected by the performance of investments held in the participating policyholders’ account.

Bonds

The Company’s bond portfolio represented 67% of invested assets at December 31, 2004, compared to 68% at the end of the previous year. The Company’s bond portfolio is actively managed through a regular program of purchases and sales directed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains matched to liability requirements. At December 31, 2004, the bond portfolio had a carrying value of $64.5 billion and a market value of $68.6 billion compared with $66.1 billion and $70.1 billion, respectively, at the end of 2003. The decrease in bond investments was primarily attributable to the strengthening of the Canadian dollar against foreign currencies, which had the effect of reducing bonds by $2.3 billion.

Investments

($ millions)	2004		2003		2002
	Carrying	% of	Carrying	% of	Carrying	% of
	Value	Total	Value	Total	Value	Total

Bonds	64,496	67	66,090	68	73,367	66
Mortgages	13,862	14	13,601	14	15,799	14
Stocks	3,463	4	3,473	4	4,221	4
Real Estate	3,148	3	3,067	3	3,223	3
Cash and Equivalent Investments	5,966	6	4,972	5	7,152	7
Policy Loans and Other Invested Assets	5,982	6	5,973	6	6,726	6

Total Carrying Value	96,917	100	97,176	100	110,488	100

Total Market Value	102,798		102,252		114,993

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Management’s Discussion and Analysis

At December 31, 2004, the Company held $15.5 billion of non-public bonds, which constituted 24% of the Company’s overall bond portfolio. Non-public bonds rated “A” or higher represented 59% of total non-public bonds, and non-public bonds rated “BBB” or higher represented 94% of total non-public bonds at December 31, 2004.

The Company’s bond portfolio is also diversified by country. As at December 31, 2004, based on the jurisdiction of the incorporation of issuers, 40% of the total bond portfolio was invested in Canada, 43% in the U.S. and 11% in the U.K.

Mortgages

The Company’s mortgage portfolio represented 14% of invested assets at December 31, 2004, unchanged from the end of 2003. The Company’s mortgage portfolio totalled approximately $13.9 billion compared to $13.6 billion at the end of 2003. As at December 31, 2004, 67% of the total mortgage portfolio was invested in Canada, 31% in the U.S., and 2% in the U.K.

The Company’s mortgage portfolio is almost entirely first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured.

As at December 31, 2004, commercial mortgages accounted for 72% and residential mortgages accounted for 28% of the Company’s total mortgage portfolio. Approximately 44% of mortgage loans mature by December 31, 2009. As part of its ongoing investment activities, the Company seeks to renew a significant proportion of those mortgages that meet the Company’s investment criteria.

The Company also originates and manages mortgage-backed investments for institutional clients. This fee-based business allows the Company to leverage its extensive commercial mortgage underwriting expertise and enhance its asset management strength. In 2004, the Company securitized $161 million of commercial mortgage-backed securities. The Company had $1.7 billion in managed mortgage assets as at December 31, 2004, compared to $1.9 billion at the end of 2003.

Stocks

The Company’s equity portfolio represented 4% of invested assets at December 31, 2004, unchanged from the end of 2003. At December 31, 2004, the stock portfolio had a carrying value of $3.5 billion, unchanged from the 2003 level. The market value of its stock portfolio rose to $3.4 billion at the end of 2004, up 9% from the end of 2003 as higher equity market values more than offset the unfavourable currency impact due to the strengthening of the Canadian dollar against foreign currencies.

The Company’s equity portfolio is diversified by country. At December 31, 2004, $791 million or 23% of the Company’s equity portfolio related to Canadian issuers, $1.1 billion or 32% to U.S. issuers, $1.4 billion or 41% to U.K. issuers, and $150 million or 4% to issuers from other jurisdictions. The portfolio is also well diversified by specific issuer. Excluding the Company’s equity interest in CI Funds, no single issuer exceeded 2% of the portfolio at December 31, 2004.

Real Estate

The Company’s real estate portfolio represented 3% of invested assets at December 31, 2004, unchanged from the end of 2003. At December 31, 2004, 59% of the portfolio was located in Canada, 29% in the United States and 12% in the United Kingdom. The Company’s real estate portfolio had a carrying value of approximately $3.1 billion and a market value of approximately $3.4 billion at December 31, 2004, compared with $3.1 billion and $3.3 billion, respectively, at the end of 2003.

Commercial office properties are the major component of the real estate portfolio, representing approximately 46% of real estate investments at December 31, 2004.

During 2004, the Company sold the majority of its property management contracts pertaining to its commercial properties in Canada to Bentall Capital LP, enabling the investment management team of the Company to better focus on the core asset management aspects of the real estate portfolio.

Impaired Assets

Total impaired assets, net of total specific and sectoral allowances, amounted to $178 million at December 31, 2004, compared to $333 million as at December 31, 2003. The decrease of $155 million reflects the disposal of certain impaired holdings, the impact of the additional allowances taken during the year, and the strengthening of the Canadian dollar against foreign currencies. The Company’s net impaired ratio, defined as net impaired assets to total invested assets, decreased to 0.18% at December 31, 2004, from 0.34% at the end of 2003.

The Company had allowances of $263 million against gross impaired assets of $441 million as at December 31, 2004, compared to $366 million and $699 million respectively, at December 31, 2003. Impaired assets are primarily bonds related to the U.S. securitization, transportation and utilities sectors.

In addition, the Company had $2.2 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2004, compared with $2.0 billion in 2003.

Sun Life Financial Inc.	38

Management’s Discussion and Analysis

The Company takes provisions for certain bonds and mortgages designated as impaired. In 2004, the Company took provisions of $21 million on invested assets compared to provisions of $113 million in 2003. The 2004 provisions reflect an improvement in impaired asset levels. The 2003 provisions were primarily related to investments in the airline and securitization sectors in both the United States and Canada.

Deferred Net Realized Gains

Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting principles for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the quarterly rate of 5% and 3%, respectively, of the unamortized balance.

The Company had $3.5 billion in deferred net realized gains as at December 31, 2004, of which $2.6 billion represented net gains on invested assets backing actuarial liabilities and $0.9 billion represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 90% of total deferred net realized gains as at December 31, 2004.

Net Unrealized Gains

Net unrealized gains represent the difference between market value and carrying value of investments, which are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting whereby a portion of unrealized gains or losses is included in the carrying value of investments. The related changes in unrealized gains and losses are credited to or charged against income.

The Company had $5.9 billion in net unrealized gains as at December 31, 2004 compared to $5.1 billion as at December 31, 2003. A significant portion of the net unrealized gains relate to invested assets backing actuarial liabilities. Additional information is provided in Notes 7 and 8 to SLF Inc.’s 2004 Consolidated Financial Statements.

Sun Life Financial Inc.	39

Management’s Discussion and Analysis

FINANCIAL POSITION AND LIQUIDITY

The Company maintains a strong financial position and adequate liquidity to ensure it can meet its obligations.

Principal Sources of Funds

The primary source of funds for the Company is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses and interest. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company may also raise funds from time to time through borrowing and issuing of securities to finance growth, acquisitions or other needs.

Net cash, cash equivalents and short-term securities increased by $994 million in 2004 primarily because of lower net cash used in investing activities, lower negative impact of currency exchange fluctuations and reduced net cash used in financing activities. Net cash used in investing activities was lower primarily due to a net reduction in the level of investments in long-term assets compared to a year ago. Net cash used in financing activities was lower in 2004 primarily reflecting $106 million higher repayment of borrowed funds in 2003 and an increase of $37 million in proceeds from share issuance related to the exercise of employee stock options. Lower share repurchases by $139 million in 2004 were mostly offset by an increase in common share dividend payments of $102 million. In addition, financing activities reflect debt redemptions of $267 million and $189 million in 2004 and 2003, respectively.

At December 31, 2004, the Company maintained cash, cash equivalents and short-term securities totalling $6.0 billion, of which 32% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 34% at the end of 2003. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts which support short-term liabilities.

Cash Flow

($ millions )	2004	2003	2002

Net Cash Provided by Operating Activities *	3,230	3,245	4,453
Net Cash Provided by (Used in) Financing Activities	(1,102)	(1,204)	292
Net Cash Provided by (Used in) Investing Activities	(1,460)	(2,564)	(3,216)
Changes due to Fluctuations in Exchange Rates	(90)	(455)	44

Increase (Decrease) in Cash and Cash Equivalents	578	(978)	1,573
Cash and Cash Equivalents, beginning of period	3,178	4,156	2,583

Cash and Cash Equivalents, end of period	3,756	3,178	4,156

Short-term Securities, end of period	2,210	1,794	2,996

Cash, Cash Equivalents and Short-term Securities, end of period	5,966	4,972	7,152

*	Includes net cash provided by discontinued operations.

Sun Life Financial Inc.	40

Management’s Discussion and Analysis

Liquidity

The Company’s primary liquidity requirement is to meet operating cash obligations such as the payment of claims and expenses and debt servicing, and to ensure its ability to pay shareholder dividends. The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To further strengthen its liquidity, the Company actively manages and monitors its capital levels, its asset/liability matching position, diversification and credit quality of its investments, and its cash forecasts and actual amounts against established targets. In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit, and lines of credit contain covenants of the nature normally found in these types of agreements relating to solvency, credit ratings and other such matters. The Company is in material compliance with all covenants in these agreements.

The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on the Company’s historic cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

Capital Structure

As at December 31, 2004, the Company’s capital consisted of common shares issued by SLF Inc., preferred shares and subordinated debentures issued by Sun Life Assurance and its subsidiary, Sun Canada Financial Co., Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust (SLCT), which qualified as Tier 1 capital for regulatory capital purposes, and cumulative capital securities issued by a subsidiary of Sun Life Assurance.

As at December 31, 2004, shareholders’ equity was $14.3 billion, up $426 million from the December 31, 2003 level. The increase was primarily due to shareholders’ net income of $1.7 billion, partially offset by net share repurchases of $330 million, payment of shareholder dividends of $515 million, and a $421 million reduction due to the strengthening of the Canadian dollar against foreign currencies.

The number of SLF Inc. common shares outstanding decreased to 592 million as at December 31, 2004, compared to 600 million as at December 31, 2003. The reduction was primarily due to SLF Inc.’s share repurchase program, through which approximately 10 million common shares were repurchased in 2004.

SLF Inc. granted stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date.

As at January 31, 2005, there were 592,235,890 SLF Inc. common shares and 12,244,744 stock options outstanding.

Sun Life Assurance had 6,000,000 preferred Class E Shares, Series 1 outstanding with a principal amount of $150 million as at December 31, 2004. These shares carry a dividend yield of 6.5% and were originally issued by Clarica.

As at December 31, 2004, $950 million of SLEECS-Series A and $200 million of SLEECS-Series B were outstanding. The SLEECS were issued by SLCT, a subsidiary of Sun Life Assurance. Holders of the SLEECS have the right to surrender each $1,000 face amount of SLEECS in exchange for 40 non-cumulative preferred Class A Shares of Sun Life Assurance. These preferred shares may be exchanged for common shares of SLF Inc. Details on the SLEECS are described in Note 15 to SLF Inc.’s 2004 Consolidated Financial Statements. Effective January 1, 2005, as a result of the change in accounting guidelines described in Note 2 to SLF Inc.’s 2004 Consolidated Financial Statements, SLCT was deconsolidated from SLF Inc. As a result, SLF Inc. deconsolidated $1,150 million of non-controlling interest in subsidiaries and recorded $1,200 million of senior debentures payable to SLCT in other liabilities. The senior debentures issued by Sun Life Assurance comprised a $990 million issue bearing 6.865% interest due December 31, 2031, and a $210 million issue bearing 7.093% interest due June 30, 2052. For regulatory reporting purposes, the SLEECS remain as a part of the Company’s capital structure.

The Company’s long-term debt decreased with the redemption by Sun Life Assurance of $250 million of its 5.8% debentures in November 2004. At December 31, 2004, the Company’s long-term debt consisted of (i) cumulative capital securities of $720 million, which were issued in U.S. dollars with no scheduled maturity date, (ii) $1.2 billion of subordinated debentures issued in Canadian dollars with maturities between 2015 and 2028, and (iii) subordinated notes of $213 million issued in U.S. dollars with maturities between 2007 and 2015.

Sun Life Financial’s debt-to-total capital ratio, including the SLEECS and Sun Life Assurance’s Class E Preferred Shares Series 1 as part of debt, decreased to 19% as at December 31, 2004, from 21% at December 31, 2003.

Sun Life Financial Inc.	41

Management’s Discussion and Analysis

Shareholder Dividends

SLF Inc. increased its quarterly common shareholder dividend to $0.21 per share in the first quarter of 2004 and to $0.22 per share in the third quarter of 2004. Total common shareholder dividends paid in 2004 were $0.86 per share, up from $0.68 in 2003. On January 27, 2005, the Board of Directors approved an additional 9% increase in quarterly dividends on SLF Inc.’s common shares to $0.24 per share. SLF Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements.

Capital Adequacy

The Company has a policy in place that ensures adequate capital is maintained in the countries in which it has operations. In Canada, SLF Inc. and Sun Life Assurance are subject to the Minimum Continuing Capital and Surplus Requirements (MCCSR) established by OSFI. In September 2003, OSFI advised the life insurance industry that no minimum or targeted MCCSR would apply to insurance holding companies on a consolidated basis. In addition, certain foreign life insurance companies will not be subject to the MCCSR rules but instead will be allowed to rely on the capital adequacy models developed by the foreign jurisdiction. On February 2, 2005, OSFI issued draft guidelines incorporating these principles. It is anticipated that after the guidelines are finalized the Company’s principal operating life insurance company in the United States, Sun Life Assurance Company of Canada (U.S.), will not be subject to the MCCSR requirements. The Company will revise its capital policy to accommodate the new holding company capital rules when the guidelines are finalized.

Sun Life Assurance will continue to be subject to the MCCSR required capital for a life insurance company in Canada. Under the current MCCSR guidelines, OSFI generally expects insurance companies to maintain a minimum MCCSR ratio of 150%. Sun Life Assurance’s MCCSR ratio was well above the minimum level as at December 31, 2004. Sun Life Assurance Company of Canada (U.S.) is subject to the Risk-Based Capital rules under the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain 200% of minimum Risk-Based Capital. Sun Life Assurance Company of Canada (U.S.)’s Risk-Based Capital was well above the minimum level as at December 31, 2004. In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital requirements in the jurisdictions in which they operate. These foreign operations and subsidiaries all maintained capital levels well above the minimum local requirements as at December 31, 2004.

Off-Balance Sheet Arrangements

In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are:
(i)	to earn management fees and additional spread on a matched book of business,
(ii)	to hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations, and to reproduce permissible investments, and
(iii)	to reduce financing costs.

While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:

•	asset securitization
•	securities lending
•	financial derivatives

Sun Life Financial Inc.	42

Management’s Discussion and Analysis

•	financial reinsurance

Asset Securitization

The Company’s asset securitization program primarily comprises mortgage-backed securities and collateralized bond obligations. The purpose of these structures is to leverage the Company’s investment expertise to source and manage assets for third-party customers for which the Company is paid origination and/or management fees.

The Company generally uses special purpose entities (SPEs) to carry out these activities. SPEs may be organized as trusts, partnerships or corporations. In an asset securitization, the Company transfers assets to an SPE in exchange for cash. The SPE obtains the cash needed to pay for the assets it receives by issuing securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment in the securities issued by the SPE. The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis under which the Company has no exposure to the default risks associated with the assets in the SPE, other than through any retained interest held by the Company, which is not expected to be material.

The Company’s asset securitization program, excluding MFS’s securitization activities, is summarized in the following table.

($ millions)	2004	2003

As at December 31
Balance of Securitized Assets	3,178	3,075
The Company’s Retained Interests	138	165
For the year ended December 31
Cash Flow Received on Retained Interests and Servicing Fees	57	26
Sales Proceeds from New Securitizations Including Gains Before Taxes	179	693

During 2004, the Company sold commercial mortgages with a carrying value of $161 million to a trust that subsequently issued securities backed by the commercial mortgages. The Company was retained by the trust to service and administer the mortgages. It also retained a subordinated investment in these securities. The 2004 transactions resulted in pre-tax gains of approximately $18 million. These gains are being amortized into income over time.

The Company, through MFS, manages collateralized debt obligations. The Company’s exposure in these collateralized debt obligations is limited to its equity investment and the management fee income earned. The net carrying value of MFS’s equity investment at December 31, 2004, was $6 million and the expected annual management fees are approximately $5 million.

Securities Lending

The Company maintains a securities lending program through which certain securities from its investment portfolio are loaned to other institutions for short periods. The purpose of this program is to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. It is Company practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions.

The Company’s securities lending program is summarized in the following table.

($ millions)	2004	2003

As at December 31
Balance of Securities Loaned	2,071	568
Value of Collateral	2,240	642
For the Year Ended December 31
Fee Income Received	3	3

The Company’s loaned securities, which are included in invested assets, had a carrying value and market value as at December 31, 2004 of approximately $2,071 million and $2,130 million, respectively. As at December 31, 2003, the Company’s loaned securities had a carrying value and market value of approximately $568 million and $609 million, respectively.

Financial Derivatives and Risk Mitigation

The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The Company does not engage in speculative investment in derivatives. The permissible derivative instruments under the Company’s policy include swaps, options, financial futures, and forward contracts to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations.

The Company generally enters into derivative transactions with counterparties with an “AA” credit rating or better. Where a counterparty’s rating is downgraded to below this level, the Company has credit support arrangements in place which require additional collateral.

The Company uses financial models and techniques to ensure the appropriateness of its risk mitigation strategies. Generally, a derivative transaction will be pursued if the asset purchase or sale is not considered as financially beneficial compared to an alternative transaction using permissible derivative instruments.

The Company’s derivative instruments are summarized in the following table.

Sun Life Financial Inc.	43

Management’s Discussion and Analysis

($ millions)	2004	2003

As at December 31
Total Notional Amount	30,217	26,163
Net Fair Value	1,080	715
Credit Equivalent Amount	2,480	2,249
Risk-Weighted Credit
Equivalent Amount	59	53

Derivative transactions are measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged. The net fair value represents the unrealized gains, net of unrealized losses, of all derivative financial instruments. The credit equivalent amount is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties. Both credit equivalent amount and risk-weighted credit equivalent amount are determined in accordance with guidelines provided by OSFI. As at December 31, 2004, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $350 million, $838 million and $1,292 million, respectively. The corresponding risk-weighted credit equivalent amounts were $8 million, $22 million and $29 million, respectively.

Additional details in respect of derivatives are described in Notes 1, 8, 9 and 23 of SLF Inc.’s 2004 Consolidated Financial Statements.

The Company’s use of derivatives for its material risk mitigation activities pertains mainly to exposures with respect to movements in equity markets, interest rates and currency.

Management of Sensitivity to Equity Market Movements

The Company sells variable annuities that contain guarantees the value of which is sensitive to movement in equity markets. Derivatives are used to lower the sensitivity of income to significant reductions in equity market levels.

The Company has issued a large volume of such variable annuities primarily in the United States where the guarantees on these annuities are managed using put options against the Standard and Poor’s 500 Index over a range of strike prices and maturities. A hedging program has been developed for variable annuities that involves dynamic trading of equity futures and options to reflect market conditions and policyholder activity.

Through its run-off reinsurance business, the Company also has reinsured the guarantees offered on variable annuities issued by certain other insurance companies. The reserving requirements of these guarantees are sensitive to movements in equity markets. During 2004, the Company purchased long dated put options against the Standard and Poor’s 500 Index to reduce the income volatility associated with this business.

The Company sells equity-indexed annuity products in the United States that contain guarantees related to equity market performance. The exposure is managed using equity-indexed futures and options which are traded on a daily basis to reflect market conditions and policyholder activities.

The asset mix of the With Profit Fund in the SLF U.K. business group includes a component of equities. Derivatives are used to protect the fund from the impact of a significant fall in the value of equities. A costless equity collar option on the FTSE 100 Index is currently being used as a stop loss to protect the fund against a potential fall of the U.K. equity market below a predetermined level while the fund in return would forfeit any potential increase in the U.K. equity market above a specified threshold.

Management of Sensitivity to Interest Rate Movements

The Company uses interest rate derivatives as part of its asset/liability management strategy, which is described in more detail in the Risk Management section beginning on page 34 of this MD&A.

The Company has exposure to decreases in interest rates on universal life contracts issued in the United States. In Canada, the Company has exposure to decreases in interest rates on certain group annuity contracts containing minimum interest guarantees. Interest rate floors, swaps and swaptions are being used to lower the sensitivity of financial loss due to significant reductions in interest rates.

In the U.K., the Company has a portfolio of unit-linked pension products that offer guaranteed annuity rate options. The value of these guarantees is sensitive to the level of interest rates at the time of annuitization. The Company has purchased swaption contracts to reduce financial losses due to interest rate movements.

Management of Sensitivity to Currency Fluctuations

The Company uses cross currency swaps and forwards to reduce the sensitivity to currency fluctuations. These derivative instruments are primarily used to match the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency. Currency swaps are also used to hedge certain investment and operations financing activities.

Sun Life Financial Inc.	44

Management’s Discussion and Analysis

Financial Reinsurance

Although Sun Life Financial is currently not entering into any new financial reinsurance treaties, the Company has previously engaged in financial reinsurance markets to generate fee income.

The Company’s in-force financial reinsurance program is summarized in the following table.

($ millions)	2004	2003
As at December 31
Business In-Force Equivalent	148	395
Risk-Weighted Amount *	1	1

For the Year Ended December 31
Fee Income Received	4	5

*	Represents the risk equivalent amount weighted according to the nature of the risk profile of each financial reinsurance treaty.

COMMITMENTS, GUARANTEES, CONTINGENCIES AND REINSURANCE MATTERS

In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements, and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 21 of SLF Inc.’s 2004 Consolidated Financial Statements.

Lease Commitments

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases were $491 million as at December 31, 2004.

Contractual Commitments

In the normal course of business, the Company provides credit instruments to its customers to facilitate their financial needs. These various contractual commitments are not reflected in SLF Inc.’s 2004 Consolidated Financial Statements. At December 31, 2004, there were outstanding contractual commitments of $1.8 billion. The majority of these commitments are to extend credit under commercial and residential mortgage loans.

Letters of Credit

The Company issues letters of credit in the normal course of business. At December 31, 2004, letters of credit in the amount of $341 million have been issued.

Outsourcing Agreements

The Company enters into long-term outsourcing contracts from time to time to allow the Company to focus on its core business and enhance customer services. Its material long-term outsourcing contracts are described below.

In March 2002, the Company entered into a five-year outsourcing contract with Marlborough Stirling Group, a U.K. based software and service provider specializing in the financial services sector, to outsource the administration of its closed block of U.K. individual life and pension business, consisting of approximately 723,000 policies as at December 31, 2004. The contract has subsequently been extended by two years through to 2009. The value of the main contract is estimated at approximately £138 million over its term. The future payments to Marlborough Stirling Group are estimated to be approximately £14 million in 2005 and £39 million for the remaining term of this contract after 2005. The outsourcing arrangement has reduced the Company’s operating costs and risks, enhanced its strategic flexibility in the U.K. market, and represented another step in the implementation of the Company’s strategic initiative to rationalize its U.K. operations. On November 30, 2004, Marlborough Stirling Group announced that it was exploring the possibility of a joint venture or sale of some or all of its business. Sun Life Financial is monitoring this situation.

In August 2002, the Company entered into an outsourcing contract with IBM Canada Limited (IBM), under which IBM provides a wide range of technology services to the Company over a seven-year period. The value of this contract is estimated to be approximately $250 million over its life. Beginning in 2004, e-Messaging and mainframe services under the outsourcing arrangement were broadened in scope. The future payments to IBM, based on currently anticipated usage levels, are estimated to be approximately $37 million a year for the remaining term of this contract.

Contractual Obligations

	Payments Due by Period
($ millions)	Total	Within 1 Year	1-3 Years	4-5 Years	Over 5 Years

Long-Term Debt	3,332	—	—	33	3,299
Operating Leases	491	103	172	90	126
Credit-Related Arrangements
Contractual Commitments	1,754	1,081	673	—	—
Letters of Credit	341	341	—	—	—

Total Contractual Obligations	5,918	1,525	845	123	3,425

Sun Life Financial Inc.	45

Management’s Discussion and Analysis

LEGAL AND REGULATORY PROCEEDINGS

In 2003, industry wide regulatory investigations were launched in the U.S. investment industry regarding market timing, late trading and other issues. On February 5, 2004, MFS reached settlements with federal and state regulators with respect to alleged false and misleading information in certain MFS fund prospectuses regarding market timing and related issues. In these settlements, MFS agreed to pay US$225 million to compensate investors in certain funds, of which US$50 million was a penalty, and agreed to reduce fees on certain MFS funds by approximately US$25 million annually for five years. Under these settlements, MFS neither admitted nor denied any wrongdoing. The Company recorded a $211 million after-tax charge to income in the fourth quarter of 2003 in connection with these settlements.

On March 31, 2004, MFS settled an administrative proceeding with the United States Securities and Exchange Commission regarding disclosure of brokerage allocation practices in connection with sales of certain MFS funds. Under the terms of that settlement, in which MFS neither admitted nor denied any wrongdoing, MFS agreed to pay US$1.00 (US one dollar) in disgorgement and US$50 million in penalty to compensate certain MFS funds. The Company recorded a $59 million after tax charge to net income in the first quarter of 2004 in connection with this settlement.

On December 16, 2004, the Ontario Securities Commission approved a settlement agreement with CI Funds, in which CI Funds agreed to make a payment of $49.3 million plus interest to investors of its mutual funds that were affected by frequent trading that CI Funds permitted to occur in certain accounts. This settlement had an immaterial effect on the 2004 earnings of Sun Life Financial.

The Company and its subsidiaries have received requests for information from and are cooperating with insurance and securities regulators and other government and self-regulatory agencies in Canada and the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing, compensation and other arrangements with distributors and brokers, and recordkeeping requirements.

Since December 2003, SLF Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in more than 30 lawsuits filed in U.S. federal and state courts seeking damages of unspecified amounts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as class actions on behalf of participants in certain retirement plan accounts, or as derivative actions on behalf of the MFS funds. The suits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds, and inadequately disclosed MFS’s internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Additional lawsuits based upon similar allegations may be filed in the future. These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the total potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows.

Additional information concerning these and related matters is provided in this MD&A under the headings “Non-GAAP Financial Measures” and “MFS Investment Management”, in Note 21 to SLF Inc.’s 2004 Consolidated Financial Statements and in SLF Inc.’s 2004 AIF under the heading “Risk Factors – Investigations into U.S. Investment and Insurance Industries”.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes for the year ended December 31, 2004, SLF Inc.’s 2004 AIF and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com and with the SEC, which may be accessed at www.sec.gov.

Sun Life Financial Inc.	46